SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 6, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company Financial Statements
Statement of Financial Position – Assets	3
Statement of Financial Position – Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Equity
1/1/2013 to 9/30/2013	11
1/1/2012 to 9/30/2012	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Financial Statements	20
Comments on the Company’s Projections Trend	74
Other Information Deemed as Relevant by the Company	75
Reports and Statements
Unqualified Report on Special Review	77

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 9/30/2013
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share (Reais / Share)
Board of Directors’ Meeting	3/21/2013	Others	6/21/2013	Common		2.34500

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company Financial Statements/Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter 9/30/2013	Previous Year 12/31/2012
1	Total Assets	27,560,792	26,476,097
1.01	Current Assets	3,129,492	3,330,598
1.01.01	Cash and Cash Equivalents	1,828,770	1,915,974
1.01.03	Accounts Receivable	1,152,737	1,148,218
1.01.03.01	Trade Accounts Receivable	1,022,812	1,038,945
1.01.03.02	Other Accounts Receivable	129,925	109,273
1.01.03.02.01	Balances with Related Parties	129,925	109,273
1.01.04	Inventories	45,747	53,028
1.01.06	Recoverable Taxes	15,700	118,421
1.01.06.01	Current Recoverable Taxes	15,700	118,421
1.01.08	Other Current Assets	86,538	94,957
1.01.08.03	Other	86,538	94,957
1.01.08.03.01	Restricted Cash	10,473	64,977
1.01.08.03.20	Other Accounts Receivable	76,065	29,980
1.02	Noncurrent Assets	24,431,300	23,145,499
1.02.01	Long-Term Assets	893,759	906,391
1.02.01.03	Accounts Receivable	374,039	335,687
1.02.01.03.01	Trade Accounts Receivable	374,039	335,687
1.02.01.06	Deferred Taxes	141,625	145,302
1.02.01.06.01	Deferred Income Tax and Social Contribution	141,625	145,302
1.02.01.08	Receivables from Related Parties	126,413	153,098
1.02.01.08.03	Receivables from Controlling Shareholders	126,413	153,098
1.02.01.09	Other Noncurrent Assets	251,682	272,304
1.02.01.09.04	Escrow Deposits	50,537	53,158
1.02.01.09.05	ANA – National Water Agency	104,967	108,099
1.02.01.09.20	Other Accounts Receivable	96,178	111,047
1.02.02	Investments	76,714	74,872
1.02.02.01	Shareholdings	22,675	20,826
1.02.02.01.04	Other Shareholdings	22,675	20,826
1.02.02.02	Investment Properties	54,039	54,046
1.02.03	Property, Plant and Equipment	185,160	196,710
1.02.04	Intangible Assets	23,275,667	21,967,526
1.02.04.01	Intangible Assets	23,275,667	21,967,526
1.02.04.01.01	Concession Contracts	8,094,825	8,006,130
1.02.04.01.02	Program Contracts	5,154,483	4,390,263
1.02.04.01.03	Service Contracts	9,905,339	9,568,487
1.02.04.01.04	Software License	121,020	2,646

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company Financial Statements/Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter 9/30/2013	Previous Year 12/31/2012
2	Total Liabilities	27,560,792	26,476,097
2.01	Current Liabilities	2,716,136	3,758,189
2.01.01	Labor and Pension Plan Liabilities	354,514	267,332
2.01.01.01	Pension Plan Liabilities	21,963	35,188
2.01.01.02	Labor Liabilities	332,551	232,144
2.01.02	Trade Accounts Payable	217,658	295,392
2.01.02.01	Domestic Suppliers	217,658	295,392
2.01.03	Tax Liabilities	231,167	152,710
2.01.03.01	Federal Tax Liabilities	225,828	147,013
2.01.03.01.01	Income Tax and Social Contribution Payable	137,749	0
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	40,985	46,576
2.01.03.01.03	INSS (social security contribution) Payable	29,791	29,401
2.01.03.01.04	Installment Program - Law 10684/03	0	19,011
2.01.03.01.20	Other Federal Taxes	17,303	52,025
2.01.03.03	Municipal Taxes Liabilities	5,339	5,697
2.01.04	Loans and Financing	705,971	1,342,594
2.01.04.01	Loans and Financing	655,457	833,635
2.01.04.01.01	In Domestic Currency	429,207	635,968
2.01.04.01.02	In Foreign Currency	226,250	197,667
2.01.04.02	Debentures	50,514	508,959
2.01.05	Other Liabilities	595,962	1,135,078
2.01.05.01	Payables Related Parties	1,772	958
2.01.05.01.03	Payables to Controlling Shareholders	1,772	958
2.01.05.02	Other	594,190	1,134,120
2.01.05.02.01	Dividends and Interest on Equity Payable	130	414,355
2.01.05.02.04	Services Payable	303,688	389,091
2.01.05.02.05	Refundable Amounts	34,893	42,479
2.01.05.02.06	Program Contract Commitments	158,261	148,220
2.01.05.02.07	Private Public Partnership – PPP	13,759	24,357
2.01.05.02.09	Indemnities	16,640	8,697
2.01.05.02.20	Other Payables	66,819	106,921
2.01.06	Provisions	610,864	565,083
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	109,404	112,119
2.01.06.01.01	Tax Provisions	6,643	9,912
2.01.06.01.02	Social Security and Labor Provisions	64,638	59,868
2.01.06.01.04	Civil Provisions	38,123	42,339
2.01.06.02	Other Provisions	501,460	452,964
2.01.06.02.03	Provisions for Environmental	42,404	11,586
2.01.06.02.04	Provisions for Customers	366,927	355,520
2.01.06.02.05	Provisions for Suppliers	92,129	85,858
2.02	Non-Current Liabilities	12,335,261	11,461,146
2.02.01	Loans and Financing	8,379,212	7,532,661
2.02.01.01	Loans and Financing	5,037,410	4,669,478

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company Financial Statements/Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter 9/30/2013	Previous Year 12/31/2012
2.02.01.01.01	In Domestic Currency	1,713,375	1,651,384
2.02.01.01.02	In Foreign Currency	3,324,035	3,018,094
2.02.01.02	Debentures	3,341,802	2,863,183
2.02.02	Other Payables	3,396,421	3,304,414
2.02.02.02	Other	3,396,421	3,304,414
2.02.02.02.04	Pension Plan Liabilities	2,680,300	2,592,550
2.02.02.02.05	Program Contract Commitments	97,880	87,407
2.02.02.02.06	Private Public Partnership – PPP	332,304	331,960
2.02.02.02.07	Indemnities	8,057	17,577
2.02.02.02.08	TAC – Retirees	39,748	36,804
2.02.02.02.09	Deferred COFINS and PASEP	127,944	123,731
2.02.02.02.20	Other Payables	110,188	114,385
2.02.04	Provisions	559,628	624,071
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	230,957	292,198
2.02.04.01.01	Tax Provisions	57,785	58,173
2.02.04.01.02	Pension PLan and Labor Provisions	83,988	111,830
2.02.04.01.04	Civil Provisions	89,184	122,195
2.02.04.02	Other Provisions	328,671	331,873
2.02.04.02.03	Provisions for Environmental	138,401	136,839
2.02.04.02.04	Provisions for Customers	159,132	165,735
2.02.04.02.05	Provisions for Suppliers	31,138	29,299
2.03	Equity	12,509,395	11,256,762
2.03.01	Paid-Up Capital	6,203,688	6,203,688
2.03.02	Capital Reserves	124,255	124,255
2.03.02.07	Projects Support	108,475	108,475
2.03.02.08	Incentive Reserves	15,780	15,780
2.03.04	Profit Reserve	5,307,433	5,387,634
2.03.04.01	Legal Reserve	616,814	616,814
2.03.04.08	Additional Dividend Proposed	0	80,201
2.03.04.10	Reserve for Investments	4,690,619	4,690,619
2.03.05	Retained Earnings/Accumulated Losses	1,332,834	0
2.03.08	Other Comprehensive Income	-458,815	-458,815

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company Financial Statements/Statement of Income

(R$ thousand)

Code	Description	Current Quarter 7/1/2013 to 9/30/2013	YTD Current Year 1/1/2013 to 9/30/2013	Same Quarter Previous Year 7/1/2012 to 9/30/2012	YTD Previous Year 1/1/2012 to 9/30/2012
3.01	Revenue from Sales and/or Services	2,772,359	8,213,681	2,710,985	7,763,716
3.02	Cost of Sales and/or Services	-1,642,196	-4,911,007	-1,592,348	-4,656,557
3.02.01	Cost of Sales and/or Services	-1,102,743	-3,242,363	-993,171	-2,952,507
3.02.02	Construction Cost	-539,453	-1,668,644	-599,177	-1,704,050
3.03	Gross Profit	1,130,163	3,302,674	1,118,637	3,107,159
3.04	Operating Income/Expenses	-284,880	-1,006,084	-456,398	-1,094,916
3.04.01	Selling Expenses	-171,264	-477,270	-188,892	-528,182
3.04.02	General and Administrative Expenses	-127,092	-552,372	-207,387	-530,417
3.04.04	Other Operating Income	16,531	40,749	14,528	48,009
3.04.04.01	Other Operating Income	19,077	46,095	16,114	53,341
3.04.04.02	COFINS and PASEP	-2,546	-5,346	-1,586	-5,332
3.04.05	Other Operating Expenses	-4,792	-18,667	-74,061	-80,683
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-2,634	-8,067	-73	-1,881
3.04.05.03	Tax Incentives	-2,068	-10,354	-3,730	-8,417
3.04.05.04	Provision for Asset Impairment	0	0	-35,127	-35,127
3.04.05.05	Provision for Inventory Losses	0	0	-35,087	-35,087
3.04.05.20	Other	-90	-246	-44	-171
3.04.06	Equity in the Earnings (Losses) of Subsidiaries	1,737	1,476	-586	-3,643
3.05	Income Before Financial Result and Taxes	845,283	2,296,590	662,239	2,012,243
3.06	Financial Result	-119,936	-299,884	-109,293	-395,657
3.06.01	Finance Income	74,983	269,640	68,232	226,644
3.06.01.01	Finance Income	74,967	269,409	68,282	226,749
3.06.01.02	Foreign Exchange Gains	16	231	-50	-105
3.06.02	Finance Expenses	-194,919	-569,524	-177,525	-622,301
3.06.02.01	Finance Expenses	-108,287	-410,811	-154,450	-476,759
3.06.02.02	Foreign Exchange Losses	-86,632	-158,713	-23,075	-145,542

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 7/1/2013 to 9/30/2013	YTD Current Year 1/1/2013 to 9/30/2013	Same Quarter Previous Year 7/1/2012 to 9/30/2012	YTD Previous Year 1/1/2012 to 9/30/2012
3.07	Earnings Before Income Tax	725,347	1,996,706	552,946	1,616,586
3.08	Income Tax and Social Contribution	-250,383	-663,872	-191,182	-470,098
3.08.01	Current	-256,336	-660,195	-240,126	-479,581
3.08.02	Deferred	5,953	-3,677	48,944	9,483
3.09	Net Result from Continued Operations	474,964	1,332,834	361,764	1,146,488
3.11	Profit/Loss for the Period	474,964	1,332,834	361,764	1,146,488
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.69489	1.94999	0.52927	1.67736
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.69489	1.94999	0.52927	1.67736

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter 7/1/2013 to 9/30/2013	YTD Current Year 1/1/2013 to 9/30/2013	Same Quarter Previous Year 7/1/2012 to 9/30/2012	YTD Previous Year 1/1/2012 to 9/30/2012
4.01	Net Income for the Period	474,964	1,332,834	361,764	1,146,488
4.03	Comprehensive Income for the Period	474,964	1,332,834	361,764	1,146,488

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company Financial Statements/Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year 1/1/2013 to 9/30/2013	YTD Previous Year 1/1/2012 to 9/30/2012
6.01	Net Cash from Operating Activities	2,157,978	1,847,791
6.01.01	Cash from Operations	3,315,346	3,263,693
6.01.01.01	Net Income Before Income Tax and Social Contribution	1,996,706	1,616,586
6.01.01.02	Provision and Inflation Adjustments on Provisions	154,444	231,150
6.01.01.04	Financial Charges from Customers	-167,665	-114,613
6.01.01.05	Residual Value of Written-Off Property, Plant and Equipment	8,067	2,129
6.01.01.06	Depreciation and Amortization	600,309	543,702
6.01.01.07	Interest on Loans and Financing Payable	276,654	306,742
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financing	207,776	169,399
6.01.01.09	Interest and Monetary Variation on Liabilities	17,458	1,147
6.01.01.10	Interest and Monetary Variation in Assets	-8,023	-9,919
6.01.01.11	Allowance for Doubtful Accounts	83,924	304,011
6.01.01.12	Provision for Consent Decree (TAC)	17,314	24,482
6.01.01.13	Equity in the Earnings of Subsidiaries	-1,476	3,643
6.01.01.14	Provision for Sabesprev Mais	7,383	-6,522
6.01.01.15	Other Provisions/Reversals	-34,975	1,186
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-4,612	-4,080
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-35,170	-36,919
6.01.01.18	Pension Plan Liabilities	197,232	161,355
6.01.01.20	Other Adjustments	0	70,214
6.01.02	Changes in Assets and Liabilities	-376,447	-657,140
6.01.02.01	Trade Accounts Receivable	64,955	-81,138
6.01.02.02	Balances and Transactions with Related Parties	10,623	50,582
6.01.02.03	Inventories	7,034	4,791
6.01.02.04	Recoverable Taxes	0	-27,229
6.01.02.05	Other Accounts Receivable	-28,084	-95,741
6.01.02.06	Escrow Deposits	2,621	-150,326
6.01.02.08	Contractors and Suppliers	-39,694	-28,618
6.01.02.09	Payroll, Provisions and Social Contribution	87,182	48,832
6.01.02.10	Pension Plan Liabilities	-109,482	-98,573
6.01.02.11	Taxes and Contributions Payable	-88,897	-76,930
6.01.02.12	Services Received	-85,403	-4,434
6.01.02.13	Other Liabilities	-28,409	85,326
6.01.02.14	Provisions	-173,106	-285,624
6.01.02.15	Deferred COFINS/PASEP	4,213	1,942
6.01.03	Other	-780,921	-758,762

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company Financial Statements/Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year 1/1/2013 to 9/30/2013	YTD Previous Year 1/1/2012 to 9/30/2012
6.01.03.01	Interest Paid	-394,918	-471,168
6.01.03.02	Income Tax and Social Contribution Paid	-386,003	-287,594
6.02	Net Cash from Investing Activities	-1,503,878	-1,330,861
6.02.01	Acquisition of Property, Plant and Equipment	-11,560	-12,305
6.02.02	Increase in Intangible Assets	-1,546,449	-1,342,180
6.02.03	Increase (Decrease) in Investment	-373	-5,092
6.02.04	Restricted Cash	54,504	28,716
6.03	Net Cash from Financing Activities	-741,304	-892,696
6.03.01	Funding – Loans	1,391,619	995,442
6.03.02	Amortization of Loans	-1,590,430	-1,350,366
6.03.03	Payment of Interest on Equity	-498,669	-537,772
6.03.04	Public-Private Partnership – PPP	-10,254	0
6.03.05	Program Contract - Commitments	-33,570	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	-87,204	-375,766
6.05.01	Opening Cash and Cash Equivalents	1,915,974	2,142,079
6.05.02	Closing Cash and Cash Equivalents	1,828,770	1,766,313

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company Financial Statements/Statement of Changes in Equity – 1/1/2013 to 9/30/2013

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.03	Restated Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.04	Capital Transactions with Partners	0	0	-80,201	0	0	-80,201
5.04.08	Additional Dividends Approved	0	0	-80,201	0	0	-80,201
5.05	Total Comprehensive Income	0	0	0	1,332,834	0	1,332,834
5.05.01	Net Income for the Period	0	0	0	1,332,834	0	1,332,834
5.07	Closing Balances	6,203,688	124,255	5,307,433	1,332,834	-458,815	12,509,395

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company Financial Statements/Statement of Changes in Equity– 1/1/2012 to 9/30/2012

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	4,217,953	0	-953	10,544,943
5.03	Restated Opening Balances	6,203,688	124,255	4,217,953	0	-953	10,544,943
5.04	Capital Transactions with Partners	0	0	-288,143	0	0	-288,143
5.04.08	Additional Dividends Approved	0	0	-288,143	0	0	-288,143
5.05	Total Comprehensive Income	0	0	0	1,146,488	0	1,146,488
5.05.01	Net Income for the Period	0	0	0	1,146,488	0	1,146,488
5.07	Closing Balances	6,203,688	124,255	3,929,810	1,146,488	-953	11,403,288

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form– September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company Financial Statements/Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 1/1/2013 to 9/30/2013	YTD Previous Year 1/1/2012 to 9/30/2012
7.01	Revenue	8,685,531	8,149,228
7.01.01	Operating Revenue	7,019,546	6,500,917
7.01.02	Other Revenue	46,095	53,341
7.01.03	Revenue from the Construction	1,703,814	1,740,969
7.01.04	Allowance for/Reversal of Doubtful Accounts	-83,924	-145,999
7.02	Inputs Acquired from Third Parties	-3,427,063	-3,398,090
7.02.01	Costs of Sales and Services	-2,930,336	-2,818,116
7.02.02	Materials, Energy, Outsourced Services and Other	-478,060	-499,291
7.02.04	Other	-18,667	-80,683
7.03	Gross Value Added	5,258,468	4,751,138
7.04	Retentions	-600,309	-543,702
7.04.01	Depreciation, Amortization and Depletion	-600,309	-543,702
7.05	Net Value Added Produced	4,658,159	4,207,436
7.06	Value Added Received through Transfer	271,116	223,001
7.06.01	Equity in the Earnings (Losses) of Joint Ventures	1,476	-3,643
7.06.02	Finance Income	269,640	226,644
7.07	Total Value Added to Distribute	4,929,275	4,430,437
7.08	Value Added Distribution	4,929,275	4,430,437
7.08.01	Personnel	1,310,712	1,148,828
7.08.01.01	Direct Compensation	876,532	774,184
7.08.01.02	Benefits	355,158	302,641
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	79,022	72,003
7.08.02	Taxes and Contributions	1,501,986	1,241,548
7.08.02.01	Federal	1,429,291	1,176,037
7.08.02.02	State	42,733	38,764
7.08.02.03	Municipal	29,962	26,747
7.08.03	Value Distributed to Providers of Capital	783,743	893,573
7.08.03.01	Interest	733,499	847,571
7.08.03.02	Rental	50,244	46,002
7.08.04	Value Distributed to Shareholders	1,332,834	1,146,488
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	1,332,834	1,146,488

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

1. Financial highlights

								R$ million
	3Q12	3Q13	Var. (R$)%		9M12	9M13	Var. (R$)%
(+) Gross operating revenue	2,393.2	130.3	5.8	6,500.9	7,019.6	518.7	8.0	-
(+) Construction revenue	551.4	(60.9)	(9.9)	1,741.0	1,703.8	(37.2)	(2.1)	-
(-) COFINS and PASEP taxes	172.2	8.0	4.9	478.2	509.7	31.5	6.6	-
(=) Net operating revenue	2,772.4	61.4	2.3	7,763.7	8,213.7	450.0	5.8	-
(-) Costs and expenses	1,401.0	11.6	0.8	4,011.7	4,272.0	260.3	6.5	-
(-) Construction costs	539.5	(59.7)	(10.0)	1,704.1	1,668.6	(35.5)	(2.1)	-
(+) Equity result	1.7	2.3	(383.3)	(3.6)	1.5	5.1	(141.7)	-
(+) Other operating revenues/expenses	11.7	71.2	(119.7)	(32.7)	22.1	54.8	(167.6)	-
(=) Earings before financial result, income tax and social contrib.	845.3	183.0	27.6	2,012.2	2,296.7	284.5	14.1	-
(+) Net financial result	(119.9)	(10.6)	9.7	(395.6)	(299.9)	95.7	(24.2)	-
(=) Earnings before income tax and social contribution	725.4	172.4	31.2	1,616.6	1,996.8	380.2	23.5	-
(+) Income tax and social contribution	(250.4)	(59.2)	31.0	(470.1)	(663.9)	(193.8)	41.2	-
Net income	475.0	113.2	31.3	1,146.5	1,332.9	186.4	16.3	-
Earnings per share (R$)	0.69			1.68	1.95

Adjusted EBITDA Reconciliation (Non-accounting measures)

								R$ million
	3Q12	3Q13	Var. (R$)%		9M12	9M13	Var. (R$)%
Net income	361.8	475.0	113.2	31.3	1,146.5	1,332.9	186.4	16.3
(+) Income tax and social contribution	191.2	250.4	59.2	31.0	470.1	663.9	193.8	41.2
(+) Net financial result	109.3	119.9	10.6	9.7	395.6	299.9	(95.7)	(24.2)
(+) Other operating revenues/expenses	59.5	(11.7)	(71.2)	(119.7)	32.7	(22.1)	(54.8)	(167.6)
(=) Earnings before financial result (EBIT)	721.8	833.6	111.8	15.5	2,044.9	2,274.6	229.7	11.2
(+) Depreciation and amortization	180.2	208.4	28.2	15.6	543.7	600.3	56.6	10.4
(=) Adjusted EBITDA*	902.0	1,042.0	140.0	15.5	2,588.6	2,874.9	286.3	11.1
(%) Adjusted EBITDA margin	33.3	37.6			33.3	35.0

(*) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution (income federal taxes); (iii) financial result and (iv) other operating expenses, net.

In 3Q13, net operating revenue reached R$ 2.8 billion, a 2.3% growth compared to 3Q12.

Costs and expenses, including construction costs, dropped 2.4%, from R$ 2.0 billion in 3Q12 to R$ 1.9 billion in 3Q13.

EBIT grew 15.5%, from R$ 721.8 million in 3Q12 to R$ 833.6 million in 3Q13.

Adjusted EBITDA increased 15.5%, from R$ 902.0 million in 3Q12 to R$ 1,042.0 million in 3Q13.

The adjusted EBITDA margin moved from 33.3% in 3Q12 to 37.6% in 3Q13. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 46.4% in 3Q13 (42.4% in 3Q12).

Net income grew 31.3%, from R$ 361.8 million in 3Q12 to R$ 475.0 million in 3Q13.

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$ 2.3 billion in 3Q12 to R$ 2.4 billion in 3Q13, an increase of R$ 130.3 million or 5.8%.

The main factors that led to this variation were:

•         Tariff adjustment of 5.15% since September 2012;

•         The tariff repositioning index of 2.35% applied since April 2013; and

•         Increase of 2.0% in the Company’s total billed volume (1.9% in water and 2.1% in sewage).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

The less-than-expected growth was due to the conclusion of the implementation of TACE1 services in municipalities in the interior region in 2Q12, which led to a decline in the number of days of unbilled water, decreasing the revenue estimated for June 2012. This reduced estimate caused a smaller reversal in July 2012, significantly affecting the variations presented in the periods analyzed.

Disregarding the non-recurring facts mentioned above, operating revenue increased approximately 10.0%.

3. Construction revenue

Construction revenue decreased R$ 60.9 million or 9.9%, when compared to 3Q12. Despite the decrease recorded in the quarter over quarter comparison, year to date comparison recorded a slight 2.1% drop.

4. Billed volume

The following tables show the water and sewage billed volume per customer category and region in 3Q12, 3Q13, 9M12 and 9M13.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water+Sewage
Category	3Q12	3Q13%		3Q12	3Q13%		3Q12	3Q13%
Residencial	380.3	387.2	1.8	314.6	322.2	2.4	694.9	709.4	2.1
Commercial	43.6	43.8	0.5	40.4	40.7	0.7	84.0	84.5	0.6
Industrial	9.5	10.0	5.3	10.8	11.0	1.9	20.3	21.0	3.4
Public	14.4	13.8	(4.2)	11.2	10.7	(4.5)	25.6	24.5	(4.3)
Total retail	447.8	454.8	1.6	377.0	384.6	2.0	824.8	839.4	1.8
Wholesale	74.8	74.5	(0.4)	7.5	7.9	5.3	82.3	82.4	0.1
Reused water	0.1	3.2	-	-	-	-	0.1	3.2	-
Total	522.7	532.5	1.9	384.5	392.5	2.1	907.2	925.0	2.0
	9M12	9M13%		9M12	9M13%		9M12	9M13%
Residencial	1,136.4	1,159.9	2.1	936.9	962.1	2.7	2,073.3	2,122.0	2.3
Commercial	129.1	130.6	1.2	119.9	121.5	1.3	249.0	252.1	1.2
Industrial	28.4	29.3	3.2	31.7	33.3	5.0	60.1	62.6	4.2
Public	41.6	40.7	(2.2)	32.3	31.6	(2.2)	73.9	72.3	(2.2)
Total retail	1,335.5	1,360.5	1.9	1,120.8	1,148.5	2.5	2,456.3	2,509.0	2.1
Wholesale	221.8	223.5	0.8	21.0	22.7	8.1	242.8	246.2	1.4
Reused water	0.3	11.8	-	-	-	-	0.3	11.8	-
Total	1,557.6	1,595.8	2.5	1,141.8	1,171.2	2.6	2,699.4	2,767.0	2.5

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water+Sewage
Region	3Q12	3Q13%		3Q12	3Q13%		3Q12	3Q13%
Metropolitan	296.6	300.9	1.4	252.9	257.0	1.6	549.5	557.9	1.5
Regional (2)	151.2	153.9	1.8	124.1	127.6	2.8	275.3	281.5	2.3
Total retail	447.8	454.8	1.6	377.0	384.6	2.0	824.8	839.4	1.8
Wholesale	74.8	74.5	(0.4)	7.5	7.9	5.3	82.3	82.4	0.1
Reused water	0.1	3.2	-	-	-	-	0.1	3.2	-
Total	522.7	532.5	1.9	384.5	392.5	2.1	907.2	925.0	2.0
	9M12	9M13%		9M12	9M13%		9M12	9M13%
Metropolitan	880.0	896.6	1.9	748.9	764.5	2.1	1,628.9	1,661.1	2.0
Regional (2)	455.5	463.9	1.8	371.9	384.0	3.3	827.4	847.9	2.5
Total retail	1,335.5	1,360.5	1.9	1,120.8	1,148.5	2.5	2,456.3	2,509.0	2.1
Wholesale	221.8	223.5	0.8	21.0	22.7	8.1	242.8	246.2	1.4
Reused water	0.3	11.8	-	-	-	-	0.3	11.8	-
Total	1,557.6	1,595.8	2.5	1,141.8	1,171.2	2.6	2,699.4	2,767.0	2.5

   (1) Unaudited

   (2) Including coast and countryside

1 TACE (External Commercial Service Technician) – allows the metering and issuing of water and sewage bills immediately at the client’s door. Consumers can ask questions more conveniently. The technician can also issue a copy of the bill, request repairs, provide water saving tips and make changes to the clients’ registration.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

5. Costs, administrative expenses, selling and construction

In 3Q13, costs, administrative, selling and construction expenses, dropped 2.4% (R$ 48.1 million). Excluding construction costs, total costs and expenses grew 0.8%. As a percentage of net revenue, cost and expenses decreased from 73.4% in 3Q12 to 70.0% in 3Q13.

								R$ million
	3Q12	3Q13	Var. (R$)%		9M12	9M13	Var. (R$)%
Payroll and benefits	426.7	489.1	62.4	14.6	1,276.6	1,442.9	166.3	13.0
Supplies	46.1	48.8	2.7	5.9	129.8	142.4	12.6	9.7
Treatment supplies	39.1	63.6	24.5	62.7	135.1	183.7	48.6	36.0
Services	261.5	285.0	23.5	9.0	779.1	808.9	29.8	3.8
Electric power	144.8	133.1	(11.7)	(8.1)	442.8	410.9	(31.9)	(7.2)
General expenses	209.7	134.0	(75.7)	(36.1)	501.2	535.8	34.6	6.9
Tax expenses	10.7	11.3	0.6	5.6	56.8	63.2	6.4	11.3
Sub-total	1,138.6	1,164.9	26.3	2.3	3,321.4	3,587.8	266.4	8.0
Depreciation and amortization	180.2	208.4	28.2	15.6	543.7	600.3	56.6	10.4
Credit write-offs	70.6	27.7	(42.9)	(60.8)	146.0	83.9	(62.1)	(42.5)
Sub-total	250.8	236.1	(14.7)	(5.9)	689.7	684.2	(5.5)	(0.8)
Costs and expenses	1,389.4	1,401.0	11.6	0.8	4,011.1	4,272.0	260.9	6.5
Construction costs	599.2	539.5	(59.7)	(10.0)	1,704.1	1,668.6	(35.5)	(2.1)
Costs, adm., selling and construction expenses	1,988.6	1,940.5	(48.1)	(2.4)	5,715.2	5,940.6	225.4	3.9
% of net revenue	73.4	70.0			73.6	72.3

5.1. Payroll and benefits

In 3Q13 payroll and benefits grew R$ 62.4 million or 14.6%, from R$ 426.7 million to R$ 489.1 million, due to the following:

•         8.0% increase in wages since May 2013 and the implementation of the Company’s new career and wage plan, with an impact of approximately R$ 27.8 million;

•         Provision referring to TAC (Conduct Adjustment Term) of retirees increased by R$ 9.8 million, mainly due to the 8.0% wage adjustments since May 2013, and changes in the period;

•         R$ 9.7 million upturn in the provision for the Defined Benefit Plan, arising from changes in actuarial assumptions;

•         R$ 3.2 million increase in meal expenses, mainly due to the 13.6% adjustment on meal voucher in May 2013, settled in the collective bargaining agreement; and

•         R$ 2.4 million increase referring to the Profit Sharing Program, chiefly due to salary adjustment in May 2013, settled in the collective bargaining agreement, connected with the implementation of the Company’s new job and salary plan.

5.2. Supplies

In 3Q13, expenses with supplies increased by R$ 2.7 million or 5.9%, when compared to the previous year, from R$ 46.1 million to R$ 48.8 million, mostly due to preventive maintenance in several water and sewage systems, in the amount of R$ 2.6 million.

5.3. Treatment supplies

Treatment supplies expenses in 3Q13 were R$ 24.5 million or 62.7% higher than in 3Q12, from R$ 39.1 million to R$ 63.6 million. The main factors for this variation were:

•         Increase of R$ 6.9 million due to the higher consumption of activated carbon in the Taiaçupeba Water Treatment Station - WTS, due to the proliferation of algae in the system’s reservoirs;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

•         Increase of R$ 6.2 million in expenses with aluminum polychloride and ammonium nitrate, mainly due to price adjustments;

•         Increase of R$ 2.0 million in the consumption of iron sulfate, especially at the Rio Grande WTS, due to higher turbidity seen in raw water;

•         Higher consumption of hydrogen peroxide, increasing R$ 1.7 million, as a result of the increase in consumption at the Taiaçupeba and Jundiaí WTS due to the proliferation of algae; and

•         Higher chlorine consumption, with R$ 1.5 million increase, mainly due to a greater need of disinfecting raw water in Baixo Cotia and Rodolfo WTSs, combined with adjustment made in the product price.

5.4. Services

In 3Q13 this item grew R$ 23.5 million or 9.0%, from R$ 261.5 million to R$ 285.0 million. The main factors were:

•         Increase of R$ 12.5 million due to the reversion of provision with expenses in 3Q12, regarding the conclusion of the agreement settled with the Municipal Government of São Paulo; and

•         Maintenance in the water and sewage network connections, in the amount of R$ 6.6 million, due to the intensification of services in several areas of operation of the Company.

5.5. Electric power

This item decreased R$ 11.7 million, or 8.1%, from R$ 144.8 million in 3Q12 to R$ 133.1 million in 3Q13, mainly due to the average decrease of 22.7% in the Tariff for the Use of Distribution System (TUSD), as a consequence of Provisional Presidential Decree 579/12 and Law 12,783/13.

5.6. General expenses

R$ 75.7 million or 36.1% decrease, from R$ 209.7 million in 3Q12 to R$ 134.0 million in 3Q13 chiefly due to the additional provision for labor risks in 3Q12, totaling R$ 27.9 million referring to reversals made in 3Q13,  provisions for environmental risks totaling R$ 19.7 million and provision for civil risks totaling R$ 14.8 million.

5.7. Depreciation and Amortization

Depreciation and amortization increased R$ 28.2 million or 15.6%, from R$ 180.2 million in 3Q12 to R$ 208.4 million in 3Q13, due to the transfer of works to the operating intangible asset, with a net increase of R$ 2.1 billion.

5.8. Credit write-offs

Credit write-offs decreased R$ 42.9 million or 60.8%, from R$ 70.6 million in 3Q12 to R$ 27.7 million in 3Q13, chiefly due to the additional provision held in 3Q12, in the amount of R$ 41.2 million.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

6. Other operating revenues/expenses

Other operating revenues/expenses recorded a positive variation of R$ 71.2 million, chiefly due to:

R$ 69.3 million decrease in other operating expenses, chiefly due to: (i) indication of intangible assets recoverable value losses in 3Q12, totaling R$ 35.1 million; and (ii) provision for intangible asset inventory losses in 3Q12, totaling R$ 35.1 million.

7. Net Financial expenses

				R$ milion
	3Q12	3Q13	Var.	%
Financial expenses, net of revenues	(84.1)	(45.0)	39.1	(46.5)
Net monetary variation	(25.2)	(74.9)	(49.7)	197.2
Net financial	(109.3)	(119.9)	(10.6)	9.7

7.1. Financial expenses, net of revenues

				R$ million
	3Q12	3Q13	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	75.0	63.0	(12.0)	(16.0)
Interest and charges on international loans and financing	22.5	18.7	(3.8)	(16.9)
Other financial expenses	41.2	22.9	(18.3)	(44.4)
Total financial expenses	138.7	104.6	(34.1)	(24.6)
Financial revenues	54.6	59.6	5.0	9.2
Financial expenses, net of revenues	84.1	45.0	(39.1)	(46.5)

7.1.1. Financial expenses

In 3Q13 financial expenses dropped R$ 34.1 million, or 24.6%. The main reasons for this result were:

•         Other financial expenses: decrease of R$ 18.3 million due to the reversion of interest over provisions for lawsuits; and

•         Decrease in R$ 12.0 million in interest and charges on domestic loans and financing, due to the change in debt (issue of the 17th debenture in February 2013 and anticipation of the amortization of the 11th debenture balance).

7.1.2. Financial revenues

Financial revenues increased by R$ 5.0 million due to the interest over installment agreements, and income from financial investment.

7.2. Monetary variation on assets and liabilities

				R$ million
	3Q12	3Q13	Var.	%
Monetary variation on loans and financing	0.3	0.3	-	-
Currency exchange variation on loans and financing	23.1	86.7	63.6	275.3
Other monetary/exchange rate variation	15.4	3.4	(12.0)	(77.9)
Monetary variation on liabilities	38.8	90.4	51.6	133.0
Monetary variation on assets	13.6	15.5	1.9	14.0
Net monetary variation	25.2	74.9	49.7	197.2

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Performance

Version: 1

7.2.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 3Q13 was R$ 51.6 million higher than in 3Q12, specially:

•         Increase of R$ 63.6 million in exchange rate variation over loans and financing, mainly deriving from lower capitalization of these expenses in the intangible assets in 2013; and

•         Decrease in other monetary/exchange variation in the amount of R$ 12.0 million due to a higher provision for lawsuits in 3Q12, resulting in a decrease of R$ 13.2 million in the period.

7.2.2. Monetary variation on assets

Monetary variation on assets increased by R$ 1.7 million in 3Q13, chiefly due to updates on installments agreements.

8. Income tax and social contribution

Income tax and social contribution expenses increased by R$ 59.2 million, due to increase in the tax basis in the period.

9. Operating indicators

The water loss ratio continues dropping and ended 3Q13 at 25%. It is worth mentioning that out of funds raised with JICA in early 2012, totaling approximately R$ 1.5 billion, nearly R$ 1 billion referring to the execution of services and Program management are in the final phase of contract. The remaining R$ 500 million referring to the works will be used as of 2015.

Operating indicators*	3Q12	3Q13%
Water connections (1)	7,627	7,833	2.7
Sewage connections (1)	6,073	6,278	3.4
Population directy served - water (2)	24.2	24.5	1.2
Population directy served - sewage (2)	20.9	21.3	1.9
Number of employees	14,666	15,097	2.9
Water volume produced (3)	2,285	2,273	(0.5)
Water losses (%)	25.8	25.0	(3.1)

(1)    In thousand units at the end of the period

(2)    In million inhabitants, at the end of the period. Not including wholesale

(3)    In millions of cubic meters at the end of the period

(*)    Unaudited

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

Version: 1

(All amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.         OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in customer service.

On September 30, 2013, the Company operated water and sewage services in 364 municipalities of the State of São Paulo. The municipality of Mogi das Cruzes has two partial concession agreements, one agreement was renewed and the other one will expire. Most of these municipalities operations are based on 30-year concession agreements.

SABESP is not temporarily operating in some municipalities due to judicial orders under ongoing lawsuits: Iperó, Cajobi, Álvares Florense, Macatuba and Embaúba, whose carrying amount of these municipalities' intangible assets was R$11,352 on September 30, 2013.

On September 30, 2013, a total of 62 concessions had expired and are being negotiated. From 2013 to 2034, 38 concessions will expire. Management believes that all concessions expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By September 30, 2013, a total of 265 program and metropolitan contracts were signed (258 contracts on December 31, 2012).

On September 30, 2013, the carrying amount of intangible assets used in the 62 concessions of the municipalities under negotiation totaled R$5,893,872, accounting for 25.32% of total, and the related gross revenue totaled R$1,394,501 in the nine-month period ended September 30, 2013, accounting for 15.99% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 51.56% of the gross revenue on September 30, 2013 (51.39% in September 2012) and 42.56% of intangible assets (43.51% in December 2012).

On June 23, 2010, the State of São Paulo through its Governor, the Municipality of São Paulo represented by its mayor, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” as intervening and consenting parties signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Also, on June 23, 2010, the State of São Paulo, the municipality of São Paulo and SABESP signed the “Public utility services agreement for water supply and sewage”, a 30-year term which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the municipality;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation actions.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of companies composing it. As of September 30, 2013 the carrying amount of the municipality of Santos’ intangible assets was R$335,469 (R$328,693 in December 2012) and gross revenue for the nine-month period ended September 30, 2013 was R$182,983 (R$165,512 in September 2012).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company’s shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa (the São Paulo Stock Exchange) under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the ticker symbol SBS since May 2002. In 2007, SABESP joined the BM&FBovespa’s Corporate Sustainability Index (ISE), which evidences its high level of commitment to the sustainable development and the social practices.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

This quarterly financial information was approved by the Board of Directors on November 14, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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2.         BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY FINANCIAL INFORMATION

(i)         Presentation of Quarterly Financial Information

The quarterly financial information as of September 30, 2013 was prepared based on CPC 21 – Interim Financial Reporting and the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form– ITR, which are consistently presented with the standards issued by CVM. Therefore, this ITR considers the Circular Official Letter CVM/SNC/SEP 003 of April 28, 2011 which allows that entities report selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The quarterly financial information for the period ended September 30, 2013, therefore, does not include all the notes and reporting required by the CPC (“Brazilian Accounting Pronouncements Committee”) for the annual financial statements and, accordingly, must be read together with the financial statements under CPC and IFRS for the year ended December 31, 2012.

2.1       Accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended September 30, 2013 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2012, except for the effects of new accounting practices adopted as of January 1, 2013, described hereinbelow. These policies are disclosed in Note 3 to the Annual Financial Statements.

As of January 1, 2013, new standards, amendments and interpretations of accounting standards became effective. This quarterly financial information already includes the adoption of these amendments and shows their effects on a retrospective basis.

The adoption of CPCs 19(R2) and 33(R1) for the year ended December 31, 2012 resulted in the following adjustments:

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	December 31, 2012
	Original	CPC 19(R2) Effects (a)	CPC 33(R1) Effects (b)	After adoption of CPCs
Assets
Total current assets	3,336,865	(6,267)	-	3,330,598

Deferred income tax and social contribution	141,356	(5,459)	9,405	145,302
Investments	-	20,826	-	20,826
Intangible assets	21,991,922	(24,396)	-	21,967,526
Property, plant and equipment	383,383	(186,673)	-	196,710

Total non-current assets	23,338,928	(202,834)	9,405	23,145,499
Total assets	26,675,793	(209,101)	9,405	26,476,097

	December 31, 2012
	Original	CPC 19(R2) Effects (a)	CPC 33(R1) Effects (b)	After adoption of CPCs
Liabilities and equity
Total current liabilities	3,797,370	(39,181)	-	3,758,189

Loans and borrowings	7,701,929	(169,268)	-	7,532,661
Total non-current liabilities	11,162,846	(169,920)	468,220	11,461,146

Total liabilities	14,960,216	(209,101)	468,220	15,219,335

Total equity	11,715,577	-	(458,815)	11,256,762
Total liabilities and equity	26,675,793	(209,101)	9,405	26,476,097

(a)        Adoption of CPC 19(R2)

Jointly-owned investees (Note 9) are now classified as joint venture and are subject to the recognition of income under the equity method of accounting (CPC 18(R2)). This change altered the method of consolidation: from proportional consolidation to equity method of accounting.

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The adoption of CPC 19(R2) resulted in changes in the consolidation of the Company’s investments in Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Águas de Castilho, Saneaqua Mairinque S.A., Aquapolo Ambiental S.A. and Attend Ambiental S/A.

(b)        Adoption of CPC 33 (R1)

The Company’s accounting practice up to December 31, 2012 consisted of recording actuarial gains and losses using the corridor method, in which gains and losses from changes in actuarial assumptions were only recognized in profit or loss as they surpass the corridor value and amortized during the estimated average remaining working life of population with the benefits. Therefore, actuarial gains and losses measured in a certain period were not immediately recognized.  With this method, the value recognized in liabilities differs from the estimated present value of obligations through unrecognized actuarial gains and losses.

With the adoption of the new accounting standard, SABESP now recognizes in the statement of financial position the total effect from actuarial losses net of income tax and social contribution, with a corresponding entry to the statement of other comprehensive income, not being recorded in income statement. Such accounting method was applied in the quarterly financial information for 2013, with a retrospective effect in the Company’s financial statements for the year ended December 31, 2012 and the opening balance of January 1, 2012.

Deferred income tax and social contribution were recorded only for the G1 plan, because G0 plan expenses are deemed undeductible.

Below, the reconciliation of the new asset and liability balances of the actuarial obligations for the year ended December 31, 2012 and the opening balance of January 1, 2012, affected by the change in the standard:

	December 31, 2012	January 1, 2012

Balance of actuarial obligations, according to previous accounting practice - G1	577,169	538,619
Effect from adoption of CPC 33 (R1)	27,663	(103,892)
Balance of actuarial obligations after the change in the accounting practice	604,832	434,727

Balance of the actuarial obligations according to previous accounting practice - G0	1,547,161	1,512,078
Effect from the adoption of CPC 33 (R1)	440,557	69,522
Balance of actuarial obligations after the change in the accounting practice	1,987,718	1,581,600

Total balance of the actuarial obligations after the change in the accounting practice	2,592,550	2,016,327

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Due to the adjustment described above, arising from the adoption of CPC 33(R1), the balances of “Deferred taxes” in non-current assets, “Pension plan liabilities” in non-current liabilities and “Other comprehensive income” in equity, as of December 31, 2012 and January 1, 2012, for the periods comparable to the interim financial information, were adjusted as follows:

	December 31, 2012			January 1, 2012
	Original		Restated	Original		Restated
	Balance	Adjustment	balance	balance	Adjustment	balance
Non-current assets
Deferred taxes	135,897	9,405	145,302	177,926	(35,323)	142,603

Non-current liabilities
Pension plan liabilities	2,124,330	468,220	2,592,550	2,050,697	(34,370)	2,016,327

Equity
Other comprehensive income	11,715,577	(458,815)	11,256,762	10,545,896	(953)	10,544,943

The adoption of CPC 33 (R1) did not result in adjustments to the statements of income and cash flows presented in this quarterly financial information.

3.         FINANCIAL RISK MANAGEMENT

3.1       Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risks, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential any adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)        Market risk

Foreign exchange risk

SABESP’s foreign exchange exposure implies market risks associated with Brazilian Real currency fluctuations against the US dollar and Yen. SABESP’s foreign currency-denominated liabilities include US dollar and Yen-denominated loans.

In case of Brazilian Real depreciation in relation to foreign currency in which the debt is denominated, SABESP will incur in monetary loss in relation to such debt.

SABESP’s specific foreign exchange risks are related to exposures caused by its current and non-current debts denominated in foreign currency.

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The management of SABESP’s foreign exchange exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts neither any derivative financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to change expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is denominated in U.S. dollar and Yen, in the total amount of R$3,567,740 on September 30, 2013 (R$3,231,183 million in December 2012). Below, the Company’s exposure to foreign exchange risk:

	September 30, 2013		December 31, 2012 (Restated)
	Foreign currency	R$	Foreign currency	R$
Loans and financing – US$	1,161,032	2,589,101	1,136,274	2,321,976
Loans and financing – Yen	41,468,167	940,498	37,535,650	890,346
Interest and charges from loans and financing – US$		35,605		12,487
Interest and charges from loans and financing – Yen		2,536		6,374
Total exposure		3,567,740		3,231,183
Financing cost		(17,455)		(15,422)
Total loans in foreign currency		3,550,285		3,215,761

As at September 30, 2013, if the Brazilian Real had depreciated or appreciated by 10% against the US dollar and Yen with all other variables held constant, effects on results before taxes on September 30, 2013 would have been R$356,774 (R$323,118 in the year ended December 31, 2012) lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian Real.

	Scenario I (Probable)	Scenario II (25%)	Scenario III (50%)
	(*)
Net currency exposure on September 30, 2013 (Liabilities) in US$	1,161,032	1,161,032	1,161,032

US$ rate on September 30, 2013	2.2300	2.2300	2.2300
Exchange rate estimated according to the scenario	2.4000	3.0000	3.6000
Difference between the rates	(0.1700)	(0.7700)	(1.3700)

Effect on net financial result R$ (loss)	(197,375)	(893,995)	(1,590,614)

Net currency exposure on September 30, 2013 (Liabilities) in Yen	41,468,167	41,468,167	41,468,167

Yen rate on September 30, 2013	0.02268	0.02268	0.02268
Exchange rate estimated according to the scenario	0.02349	0.02936	0.03524
Difference between the rates	(0.00081)	(0.00668)	(0.01256)

Effect on net financial result in R$ (loss)	(33,589)	(277,007)	(520,840)

Total effect on net financial result in R$ (loss)	(230,964)	(1,171,002)	(2,111,454)

(*)The probable scenario in foreign currency (US$ and Yen) considered the average exchange rate for the 12-month period after September 30, 2013, according to BM&FBovespa.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to protect against this risk; however continually monitors market interest rates, in order to evaluate the need of replacing its debts.

The table below provides the Company's loans and financing subject to variable interest rate:

	September 30, 2013	December 31, 2012 (Restated)

TR(i)	1,746,298	2,019,924
CDI(ii)	1,212,010	1,799,830
TJLP(iii)	805,676	845,913
IPCA(iv)	1,321,471	697,385
LIBOR(v)	1,395,203	1,243,058
Interest and charges	99,009	95,475
Total	6,579,667	6,701,585

(i) TR – (Taxa de Referência), a reference rate

(ii) CDI - (Certificado de Depósito Interbancário), an interbank deposit rate

(iii) TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate

(iv) IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR - London Interbank Offered Rate

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Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in adjustment indexes for loans, financing and interest rates affecting the Company's debt.

As at September 30, 2013, if interest rates on loans denominated in Brazilian reais  had been 100 basis points higher or lower with all other variables held constant, the effects on profit for the nine-month period ended September 30, 2013 before taxes would have been R$65,796 (R$67,015 for the year ended December 31, 2012) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans.

(b)        Credit risk

The credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to customers, including outstanding accounts receivable, restricted cash, accounts receivable from related parties and indemnities. The Company is required by law to invest its funds with Banco do Brasil. Credit risk exposure is mitigated by sales to a dispersed customer base.

The maximum exposure to credit risk at the reporting date is the carrying amount of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties. (See notes 5, 6, 7 and 8).

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Moody's, Fitch and S&P), according to the internal market risk management policy:

	September 30, 2013	December 31, 2012 (Restated)
Cash at bank and short-term bank deposits
AAA(bra)	1,826,850	1,913,893
Others (*)	1,920	2,081
	1,828,770	1,915,974

(*)This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during the period is as follows:

Counterparty	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Federal Savings Bank	AAA (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

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(c)        Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its investment and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits, short-term deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below analyzes the Company’s financial liabilities, by relevant maturities, including the installment of principal and interest to be paid according to the agreement.

	October to December 2013	2014	2015	2016	2017	2018 onwards	Total

As of September 30, 2013
Liabilities
Loans and financing	248,398	1,052,990	1,479,365	1,373,330	1,033,674	7,416,153	12,603,910
Accounts payable to suppliers and contractors	217,658	-	-	-	-	-	217,658
Services payable	303,688	-	-	-	-	-	303,688
Pension plan liabilities	57,352	235,667	242,192	249,770	257,442	1,880,988	2,923,411
Public-private partnership– PPP	10,481	41,925	41,925	41,925	41,925	262,027	440,208
Program contract commitments	138,592	36,228	77,799	4,242	1,900	37,555	296,316
Other liabilities	120,124	157,993	-	-	-	-	278,117

	2013	2014	2015	2016	2017	2018 onwards	Total Restated
As of December 31, 2012
Liabilities
Loans and financing	1,743,344	1,221,613	1,660,890	1,100,013	779,905	5,678,481	12,184,246
Accounts payable to suppliers and contractors	295,392	-	-	-	-	-	295,392
Services payable	389,091	-	-	-	-	-	389,091
Pension plan liabilities	229,406	235,667	242,192	249,770	257,442	1,880,988	3,095,465
Public-private partnership– PPP	41,925	41,925	41,925	41,925	41,925	305,193	514,818
Program contract commitments	160,784	11,227	66,052	4,222	1,911	37,204	281,400
Other liabilities	159,055	168,766	-	-	-	-	327,821

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Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the reference dates above.

Cross-default clause

The Company has loan agreements including the cross-default clause, which sets forth that the early maturity of any Company’s debt will cause the anticipated debt of the corresponding agreement. Indicators are constantly monitored to avoid the execution of this clause.

(d)        Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is measure the impact of changes in the market variables over the financial instruments of the Company, considering constant all other variables. Upon settlement the amounts can be different from those presented above, due to the estimates used in the measurement.

September 30, 2013
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II (25%)	Scenario III (50%)

Assets
CDI	1,739,277	9.7500%(*)	7.3125%(***)	4.8750%(***)
Financial income		169,579	127,185	84,790

Liabilities
CDI	1,212,010	9.7500%(*)	7.3125%(***)	4.8750%(***)
Interest to be incurred		(118,171)	(88,628)	(59,085)

Net exposure – CDI	527,267	51,408	38,557	25,705

Liabilities
TR	1,746,298	0.0106%(*)	0.0133%	0.0159%
Expense to be incurred		(185)	(232)	(278)

IPCA	1,321,471	5.9700%(*)	7.4625%	8.9550%
Expense to be incurred		(78,892)	(98,615)	(118,338)

TJLP	805,676	5.0000%(*)	6.2500%	7.5000%
Interest to be incurred		(40,283)	(50,355)	(60,426)

LIBOR	1,395,203	0.3113%(**)	0.3891%	0.4669%
Interest to be incurred		(4,343)	(5,429)	(6,514)

Total net expenses to be incurred		(72,295)	(116,074)	(159,851)

(*)Source: Focus Report – BACEN, September 27, 2013
(**)Source: Bloomberg
(***) Scenario with 25% and 50% reduction, since the Company’s net exposure in CDI is positive.

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(i)    It refers to the scenario of interest rates to be incurred for the 12 months as of September 30, 2013 or until the maturity of the contracts, whichever is shorter.

3.2       Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financial less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	September 30, 2013	December 31, 2012 (Restated)

Total loans and borrowings	9,085,183	8,875,255
Less: cash and cash equivalents	(1,828,770)	(1,915,974)

Net debt	7,256,413	6,959,281
Total equity	12,509,395	11,256,762

Total capital	19,765,808	18,216,043

Leverage ratio	37%	38%

On September 30, 2013, the leverage ratio decreased from 38% to 37% when compared with December 31, 2012, which is mainly due to capital increase deriving from the profit in the period.

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3.3       Fair value estimates

We assume that balances of trade accounts receivable (current) and trade accounts payable by carrying amount approximate their fair values, considering the short maturity. Long-term trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

3.4       Financial instruments

On September 30, 2013 and December 31, 2012, the Company did not have financial assets classified in categories of fair value through profit or loss, held to maturity and held for sale. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, receivables from customers, receivables from related parties, other accounts receivable, receivables from Water National Agency - ANA, contractors and suppliers, loans and financing, interest on equity payable, accounts payable from public-private partnership - PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

	September 30, 2013		December 31, 2012 (Restated)
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	1,828,770	1,828,770	1,915,974	1,915,974
Restricted cash	10,473	10,473	64,977	64,977
Trade accounts receivable	1,396,851	1,396,851	1,374,632	1,374,632
Accounts receivable from related parties	256,338	256,338	262,371	262,371
Water National Agency – ANA	104,967	104,967	108,099	108,099
Other accounts receivable	172,243	172,243	141,027	141,027

Financial liabilities
Loans and financing (i) to (vii)	9,085,183	9,415,566	8,875,255	9,201,317
Accounts payable to suppliers and contractors	217,658	217,658	295,392	295,392
Services payable	303,688	303,688	389,091	389,091
Program contract - commitments	256,141	256,141	235,627	235,627
Public-Private Partnership - PPP	346,063	346,063	356,317	356,317

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)      Agreements with Banco do Brasil and CEF (Brazilian Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&F.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(ii)     Debentures were projected until the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted at present value considering the future interest rate published by ANBIMA in the secondary market, or equivalent market rates, or the Company securities traded in the Brazilian market.

(iii)    BNDES (Brazilian Development Bank) loans are financial instruments measured by face value and restated until maturity date and are indexed by long term interest rate – TJLP.

These loans have specific characteristics and the conditions defined in the loan agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES loans, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount till maturity date, discounted to present value at futures interest rate published by BM&FBovespa.

(v)    Agreements with IDB, IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais  at the exchange rate as of September 30, 2013.

(vi)   Agreements with JICA were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate as of September 30, 2013.

(vii)  Leasing is an instrument measured by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate. Thus, the Company discloses as market capitalization, the amount recorded on September 30, 2013.

Considering the nature of the Company's other financial instruments, assets and liabilities, the balances recognized in the statements of financial position are close to the fair values, taking into consideration the maturity terms close to the reporting date, a comparison between contractual interest rate and market interest in similar operations at the end of the reporting period, and its nature and maturity terms.

4.         SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances. There were no changes when compared to the Annual Financial Statements for the year ended December 31, 2012, according to Note 5.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

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5.         CASH AND CASH EQUIVALENTS

	September 30, 2013	December 31, 2012 (Restated)

Cash and banks	89,493	119,397
Cash and cash equivalents	1,739,277	1,796,577
	1,828,770	1,915,974

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term investments, mainly represented by purchase commitments (bearing CDI rate), deposited in Banco do Brasil, with maturities lower than three months, which are promptly convertible into a known cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 100.72% of CDI in September 2013 (100.01% in December 2012).

6.         RESTRICTED CASH

As of September 30, 2013, the restricted cash, in current assets, totaled R$10,473, referring mainly to the agreement in the municipality of São Paulo, where the Company transfers 7.5% of the Municipality’s revenue to the Municipal Fund (R$64,977 in December 2012).

The variation occurred in the period from January to September 2013, when compared to the Financial Statements as at December 31, 2012, mainly refers to the removal of restriction on use of funds by the Municipal Government of São Paulo.

7.         TRADE ACCOUNTS RECEIVABLE

(a)        Balance sheet balances

	September 30, 2013	December 31, 2012 (Restated)
Private sector:
General and special customers (i) (ii)	947,902	949,800
Agreements (iii)	269,005	249,470

	1,216,907	1,199,270
Government entities:
Municipal	638,782	610,779
Federal	3,710	3,150
Agreements (iii)	176,339	181,271

	818,831	795,200
Wholesale customers – Municipal governments: (iv)
Guarulhos	637,329	578,314
Mauá	315,038	281,398
Mogi das Cruzes	15,598	15,202
Santo André	679,465	620,276
São Caetano do Sul	2,317	2,072
Diadema	199,439	180,465

Total wholesale customers – municipal governments	1,849,186	1,677,727

Unbilled supply	431,578	425,843

Subtotal	4,316,502	4,098,040
Allowance for doubtful accounts	(2,919,651)	(2,723,408)

Total	1,396,851	1,374,632

Current	1,022,812	1,038,945
Noncurrent (v)	374,039	335,687

	1,396,851	1,374,632

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

Version: 1

From January to September 2013, there were no relevant changes in operations reported in the financial statements as at December 31, 2012.

(i) General customers - residential and small and mid-sized companies.

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are challenging in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful account and are classified in noncurrent assets.

Changes are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

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	Nine-month period ended September 30, 2013	Year ended December 31, 2012 (Restated)

Balance at the beginning of period	1,677,727	1,486,342
Billing for services rendered	316,332	394,922
Collections – current year’s services	(121,931)	(165,967)
Collections – previous years’ services	(22,942)	(37,570)

Balance at the end of the period	1,849,186	1,677,727

Current	36,557	33,924
Non-current	1,812,629	1,643,803

(v) The noncurrent amount consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to wholesale basis to municipal governments, and the amounts are net of allowance for doubtful accounts.

(b)        The aging of trade accounts receivable is as follows:

	September 30, 2013	December 31, 2012 (Restated)

Falling due	1,122,780	1,091,834
Past-due:
Up to 30 days	196,814	197,936
From 31 to 60 days	91,774	97,426
From 61 to 90 days	59,227	61,527
From 91 to 120 days	51,324	50,729
From 121 to 180 days	83,075	89,297
From 181 to 360 days	161,885	139,788
Over 360 days	2,549,623	2,369,503

Total past-due	3,193,722	3,006,206

Total	4,316,502	4,098,040

The increase in past-due balance is mainly due to accounts receivable at wholesale, wherein municipalities are challenging in court the tariffs charged by Sabesp. These amounts are fully recorded under allowance for doubtful accounts.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(c)        Allowance for doubtful accounts

	September 30, 2013	September 30, 2012 (Restated)

Balance at beginning of period	2,723,408	2,436,428
Private sector/government entities	69,335	95,904
Recoveries	(34,322)	(36,554)
Wholesale customers	161,230	158,012

Additions in the period	196,243	217,362

Balance at the end of period	2,919,651	2,653,790

Current	1,296,642	1,218,738
Noncurrent	1,623,009	1,435,052

Reconciliation of provision for losses in profit or loss	July to September /2013	January to September /2013	July to September /2012 (Restated)	January to September /2012 (Restated)

Losses (write-off)	13,472	45,478	23,261	59,964
Provision for state entities (related parties)	2,474	3,433	26,685	26,685
Provision for private sector/government entities	23,442	69,335	30,769	95,904
Recoveries	(11,703)	(34,322)	(10,103)	(36,554)

Balance	27,685	83,924	70,612	145,999

The Company does not have customers representing 10% or more of its revenue.

8.         RELATED-PARTY BALANCES AND TRANSACTIONS

The Company is a party to transactions with its controlling shareholder, the State Government, and companies/entities related thereto.

(a)        Accounts receivable, interest on equity, revenue and expenses with the São Paulo State Government

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	September 30, 2013	December 31, 2012 (Restated)
Accounts receivable
Current:
Water and sewage services	125,077	113,027
Allowance for losses	(50,964)	(47,531)
Reimbursement of additional retirement and
pension benefits – GESP Agreement	35,278	35,278
Reimbursement for pension benefits paid -
monthly flow	6,214	8,499
Get Connected to the Network Program	14,320	-

Total current	129,925	109,273

Noncurrent:
Reimbursement of additional retirement and
pension benefits – GESP Agreement	126,413	153,098

Total noncurrent	126,413	153,098

Total receivables from shareholders	256,338	262,371

Water and sewage services	74,113	65,496
Reimbursement of additional retirement and
pension benefits	167,905	196,875
Get Connected to the Network Program	14,320	-

Total	256,338	262,371

Interest on shareholders equity payable to related parties	-	228,214

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

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	July to September/2013	July to September/2012 (Restated)
Gross revenue from sales and services
Water supply	59,811	55,070
Sewage services	52,173	48,812
Payments received from related parties	(106,987)	(112,880)
Financial income	36,369	34,126

Receipt of GESP reimbursement referring to Law 4819/58	(26,908)	(30,124)

From January to September 2013, there were no significant changes in the operations reported in the financial statements as at December 31, 2012. Further details and explanations on the nature of related-party transactions are included in Note 9 of the Financial Statements as at December 31, 2012.

(b)        Contingent assets – GESP (not recorded)

On September 30, 2013 and December 31, 2012, SABESP had off-balance contingent assets with GESP relating to the supplementary retirement and pension paid (Law 4,819/58), as follows:

	September 30, 2013	December 31, 2012 Restated
Amounts in controversy receivable	698,018	654,927
Undisputed amount relating to the transfer to SABESP of Alto Tietê system reservoirs	696,283	696,283
Total	1,394,301	1,351,210

From January to September 2013, there were no relevant changes in the progress of lawsuits. Further details and explanations on the nature of these contingent assets are included in Note 9 (vii) of the Financial Statements as at December 31, 2012.

(c)        Agreements for the use of reservoirs

EMAE – Empresa Metropolitana de Águas e Energia S.A. claims the credit and financial compensation for the use of water from Guarapiranga and Billings reservoirs, used by SABESP in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs, but already participates in its maintenance costs of the Guarapiranga reservoir. Should these reservoirs not be available for use to the Company, maybe it would be necessary to collect water in more distant places, having the risk of being unfeasible to properly rendering services in the region, besides increasing borrowing cost.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

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Three proceedings were filed by EMAE, two of them are writs of prevention to toll statute of limitation and another one to file arbitration commitment, by force of an arbitration clause in the agreement entered into between the São Paulo State Government and former Light, in 1958.

The plaintiff understands that diverging opinions between EMAE and SABESP should be resolved at the Court of Arbitration, which was disputed by SABESP, which in turn claims it is not bound to an agreement in which it is not party.

In February 2013, the arbitration commitment was established, decision of which was challenged by appeal which is pending judgment.

As such appeal has no suspensive effect, EMAE filed a request for arbitration proceeding with Amcham Arbitration Center. In July, SABESP through an interlocutory appeal, obtained suspension of the award effects, which sentenced the filing of arbitration proceeding, but it was judged on October 23, 2013 and the court rejected the suspensive effect, reason that EMAE requested the immediate prosecution of the arbitration proceeding.

Simultaneously, in September 2013, EMAE filed another lawsuit, also pleading a financial compensation due to water collection from Billings reservoir by SABESP for public supply, alleging that such action has been causing permanent and growing losses in the capacity of generating electricity at Henry Borden PCH, with financial losses.

In a defense filed on October 9, 2013, among several arguments, SABESP alleged that it has the non-onerous grant of right to use surface water resources for public supply in the metropolitan region of São Paulo, granted by DAEE (Water and Electricity Department), which sustains the legality of its operations. SABESP also affirms that EMAE does not own the right to use Billings reservoir’s waters, reason that it is not entitled to claim any indemnification from third parties, any compensation or remuneration for the use of water and finally, that the restrictions to utilize all the potential of Billings reservoir waters to generate electricity do not solely refer to SABESP’s utilization of these resources, but also the legal restriction preventing the pumping of wastewater to this reservoir.

SABESP understands that the expectation for all lawsuits is of possible losses, and, at this present moment, it is not feasible to estimate the amount involved.

(d)        Agreements with reduced tariffs with State and Municipal Government Entities which adhered to the Water Rational Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are in performance. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)        Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(f)         Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the São Paulo State Government, under which the expenses are fully transferred and monetarily reimbursed. The amounts of R$3,254 and R$3,030 were paid in the third quarter of 2013 and 2012, respectively, and R$9,722 and R$9,148 were paid in the nine-month periods of 2013 and 2012, respectively.

Expenses related to personnel assigned by other entities to Sabesp totaled R$79 and R$66 in the third quarter of 2013 and 2012, respectively, and R$611 and R$581 in the nine-month period of 2013 and 2012, respectively.

(g)        Services obtained from São Paulo state government entities

On September 30, 2013 and December 31, 2012, SABESP had an outstanding amount payable of R$1,772 and R$958, respectively, for services rendered by São Paulo State Government entities.

(h)        Non-operating assets

As of September 30, 2013 and December 31, 2012, the Company had an amount of R$969 related to free land lent to DAEE (Water and Electricity Department).

(i)         SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized as of September 30, 2013 amounted to R$655,616 (R$604,832 in December 2012, including the effect of CPC 33(R1)). For further details, see Note 17.

(j)         Management’s Compensation

Expenses related to the compensation of members of the Board of Directors and Board of Executive Officers was R$844 and R$805, respectively, from July to September 2013 and 2012. The amounts of R$2,468 and R$2,380, respectively, were accrued from January to September 2013 and 2012, and refer to short-term benefits. An additional amount of R$140, referring to the Executive Officers’ bonus program was recorded in the period between July to September 2013 (from July to September 2012 - R$285). From January to September 2013 and 2012, the amounts of R$426 and R$822, respectively, were accrued.

(k)        Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), not holding the majority interest but with cast vote and power of veto in some issues. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A. and Aquapolo Ambiental S.A. to finance the operations of these companies, until release of loans and financing requested with banks.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

Version: 1

The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho were settled in July 2012, according to the contractual provisions. On July 18, 2012, new agreements were signed with both companies, pursuant to the conditions in the table below. The agreement signed with Aquapolo Ambiental on March 30, 2012 remains with the same characteristics, according to the table below:

SPE	Credit limit	Principal disbursed amount	Interest balance	Interest rate	Maturity
Águas de Andradina	3,467	1,427	61	SELIC + 3.5 % p.a.	(*)
Águas de Castilho	675	403	17	SELIC + 3.5 % p.a.	(*)
Aquapolo Ambiental	5,629	5,629	1,115	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental	19,000	19,000	2,864	CDI + 1.2% p.a.	4/30/2015
Total	28,771	26,459	4,057

(*) Loan for use agreements with the SPEs Águas de Andradina and Águas de Castilho mature when funds from the Brazilian Development Bank (BNDES) long-term contracts are released, when the borrower will pay all the debts arising from the credit facility.

The amount disbursed is recognized in Assets under “Other Receivables”, R$1,830 of principal and R$78 of interest rates recognized in Current Assets and R$24,629 of principal and R$3,979 of interest rates in Noncurrent Assets. As of September 30, 2013, the balance of principal and interest rates of these contracts is R$30,516 (R$28,081 on December 31, 2012). From January to September 2013, financial income was impacted by R$2,435 (R$1,137 from January to September 2012).

(l)         Get Connected to the Network Program

The state government sanctioned the State Law 14687/12, creating the Programa Pró-conexão (Supporting Connection Program) aiming at financially subsidizing the execution of intra household sections necessary to connect to the sewage collecting networks at low-income households adhering to this program. The program expenses will be financed with 80% of funds deriving from the state government and the remaining 20% will be invested by Sabesp, which is also liable for the execution of works. On September 30, 2013, the program total amount was R$17,900, R$14,320 of which was recorded under balances receivable from related parties, and R$3,580 recorded under intangible assets.

9.         INVESTMENTS

The Company holds interest in the following investees: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Águas de Castilho, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental which were recorded by the equity method. The accounting policies of its investees are consistent with the accounting policies adopted by the Company.

Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, indicating participating shared control (joint venture – CPC 19 (R2)).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Information on these companies’ activities is included in Note 2.1 of the Financial Statements as at December 31, 2012. During the period ended September 30, 2013, there were no significant changes in operations of these investees.

See below a summary of financial information of the joint-controlled entities:

Company	Investments		Equity in the earnings (losses) of investees		Interest percentage		Equity		Profit (loss) for the period
	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2012

Sesamm	6,548	5,760	788	460	36%	36%	18,189	15,999	2,189	1,278
Águas de Andradina	925	751	174	(122)	30%	30%	3,083	2,503	581	(407)
Águas de Castilho	645	474	171	98	30%	30%	2,149	1,580	569	327
Saneaqua Mairinque	671	722	(51)	400	30%	30%	2,235	2,407	(171)	1,333
Attend Ambiental	3,239	4,379	(1,140)	(511)	45%	45%	7,197	9,731	(2,533)	(1,136)
Aquapolo Ambiental	10,072	8,538	1,534	(3,968)	49%	49%	20,555	17,424	3,131	(8,098)
Total	22,100	20,624	1,476	(3,643)			53,408	49,644	3,766	(6,703)
Other investments	575	202
Overall total	22,675	20,826

10.       INVESTMENT PROPERTIES

As of September 30, 2013 “Investment Properties” totaled R$54,039 (R$54,046 in December 2012) and is held at cost. As of September 30, 2013, the market value of these properties was R$295,538 (R$295,538 in December 2012). Market values are measured at the end of each reporting period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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11.       INTANGIBLE ASSETS

(a)        Equity balances

	September 30, 2013			December 31, 2012 (Restated)
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible arising from:
Agreements – equity value	8,171,508	(1,390,640)	6,780,868	8,408,007	(1,511,813)	6,896,194
Concession contracts – economic value	1,718,389	(404,432)	1,313,957	1,402,854	(292,918)	1,109,936
Program contracts	6,258,848	(1,728,979)	4,529,869	5,288,541	(1,469,369)	3,819,172
Program contracts – commitments	698,518	(73,904)	624,614	627,989	(56,898)	571,091
Services agreement – São Paulo	11,232,961	(1,327,622)	9,905,339	10,604,942	(1,036,455)	9,568,487
Software licenses	132,459	(11,439)	121,020	55,615	(52,969)	2,646
Total	28,212,683	(4,937,016)	23,275,667	26,387,948	(4,420,422)	21,967,526

(b)        Changes

	December 31, 2012 (Restated)	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	September 30, 2013
Intangibles arising from:
Concession agreement – equity value	6,896,194	208,998	(293,699)	1,046	(3,032)	(28,639)	6,780,868
Concession agreements – economic value	1,109,936	315,972	-	67	(86)	(111,932)	1,313,957
Program contracts	3,819,172	536,343	293,699	4,485	(1,126)	(122,704)	4,529,869
Program contracts – commitments	571,091	70,528	-	-	-	(17,005)	624,614
Services agreement – São Paulo	9,568,487	631,709	-	41	(3,253)	(291,645)	9,905,339
Software licenses	2,646	129,857	-	-	-	(11,483)	121,020
Total	21,967,526	1,893,407	-	5,639	(7,497)	(583,408)	23,275,667

During 2013, the Company renewed the following program contracts:

Quarter	Municipalities	Contract Term
1Q13	Presidente Prudente and Embu-Guaçu	30 years
2Q13	Ibirá and Glicério	30 years
3Q13	Itatiba and Torrinhas	30 years
3Q13	Mogi das Cruzes (*)	40 years

(*) It includes sewage collection and treatment services in the neighborhood of Mogi das Cruzes boundary to the treated water supply services already provided.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(c)        Construction services

	July to September 2013
	Water supply	Sewage services	Total
Construction cost incurred	216,319	323,134	539,453
Recognition of construction revenue	220,923	330,439	551,362

	January to September 2013
	Water supply	Sewage services	Total
Construction cost incurred	696,315	972,329	1,668,644
Recognition of construction revenue	710,123	993,691	1,703,814

	July to September 2012 (Restated)
	Water supply	Sewage services	Total
Construction cost incurred	234,957	364,220	599,177
Recognition of construction revenue	239,681	372,552	612,233

	January to September 2012 (Restated)
	Water supply	Sewage services	Total
Construction cost incurred	715,716	988,334	1,704,050
Recognition of construction revenue	730,005	1,010,964	1,740,969

(d)        General information

During the period ended September  30, 2013 there were no significant changes in criteria used to record intangible assets and types of agreements. Further information is included in Note 11 (d) of the Financial Statements as at December 31, 2012.

The Company has obligations recorded in “Program Contracts – Commitments” under current liabilities (R$158,261 and R$148,220 on September  30, 2013 and December 31, 2012, respectively) and noncurrent liabilities (R$97,880 and R$87,407 on September  30, 2013 and December 31, 2012, respectively).

(e)        Software license

Software licenses are capitalized based on costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started implementing the corporate integrated management solution (ERP system).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

Version: 1

On September  30, 2013 and December 31, 2012, the balances were R$121,020 and R$2,646, respectively.

(f)         Disposal of concession intangible underlying assets

The Company wrote off intangible underlying  assets items totaling R$2,595 and R$67 from July to September 2013 and 2012, respectively, and R$7,497 and R$1,822 from January to September 2013 and 2012, respectively, due to obsolescence, theft, misplacements, unproductive wells and projects considered economically unfeasible.

(g)        Capitalization of interest and other financial charges

In the nine-month period of 2013, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects on concession intangible assets totaling R$163,975 with an average rate of 3.55%. On September 30, 2013, the Company capitalized the amount of R$225,270 with an average rate of 4.20% during the period assets were recorded as work in progress.

(h)        Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the Company’s implicit margin is lower, normally, to cover administration costs and the assumption of primary risk. On September 30, 2013 and 2012 the margin was 2.3%.

Construction margins for the periods between July and September 2013 and 2012 were  R$11,909 and R$13,056, respectively, and for the periods between January and September 2013 and 2012, R$35,170 and R$36,919, respectively.

(i)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. In the third trimester of 2013, the total amount related to expropriations was R$22,630 and R$43,401 (R$3,089 from July to September 2012 and R$11,179 from January to September 2012) in the period between January to September 2013.

(j)         Assets pledged as collateral

On September 30, 2013 and December 31, 2012, the Company had underlying physical assets totaling R$249,034 pledged as collateral to the request for the PAES (tax installment payment program) (Note 14). The debt related to PAES was paid-off in 120 months, the last installment was paid on June 28, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

Version: 1

(k)        Public-Private Partnership - PPP

Alto Tietê Production System

The Company and CAB-Sistema Produtor Alto Tietê S.A., special purpose entity, composed of Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

The contract last 15 years, which aims at expanding the capacity of treated water of Taiaçupeba from 10,000 to 15,000 of liters per second, whose operation began in October 2011.

On September 30, 2013 and December 31, 2012, the carrying amount recognized as intangible asset related to PPP was R$404,548 and R$426,791, respectively.

São Lourenço Production System

SABESP and Sistema Produtor São Lourenço S/A, a special purpose entity composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed in August 2013 public-private partnership agreements of São Lourenço production system.

The services agreement duration is 25 years, which aims at providing services to operate the dehydration system, drying and final disposal of sludge, maintenance and works of the São Lourenço Production System project, in the estimated amount of R$6.0 billion, with works scheduled to begin in April  2014 (see Note 25).

(l)         Works in progress

The amount of R$6.1 billion is recorded as intangible assets from works in progress on September 30, 2013 (R$5.1 billion on December 31, 2012).

(m)       Amortization of intangible assets

The amortization average rate was 3.9% on September 30, 2013 (4.0% in September 2012).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

Version: 1

12.        PROPERTY, PLANT AND EQUIPMENT

(a)        Equity balances

	September 30, 2013			December 31, 2012 (Restated)
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,328	-	88,328	88,328	-	88,328
Buildings	54,116	(29,902)	24,214	56,339	(30,778)	25,561
Equipment	188,141	(128,022)	60,119	191,202	(121,569)	69,633
Transportation equipment	11,362	(5,901)	5,461	13,882	(7,267)	6,615
Furniture and fixtures	16,612	(10,290)	6,322	16,203	(10,016)	6,187
Other	1,344	(628)	716	1,109	(723)	386
	359,903	(174,743)	185,160	367,063	(170,353)	196,710

(b)        Changes

	December 31, 2012 (Restated)					September 30, 2013
		Additions	Transfer	Write-offs and disposals	Depreciation
Land	88,328	-	-	-	-	88,328
Buildings	25,561	-	(189)	(216)	(942)	24,214
Equipment	69,633	8,893	(3,273)	(301)	(14,833)	60,119
Transportation equipment	6,615	1,473	(2,055)	-	(572)	5,461
Furniture and fixtures	6,187	760	(33)	(53)	(539)	6,322
Other	386	434	(89)	-	(15)	716
	196,710	11,560	(5,639)	(570)	(16,901)	185,160

(c)        Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment - 10.2%; transportation equipment - 10% and furniture and fixture - 6.7%. Land is not depreciated.

The depreciation average rates on September 30, 2013 and 2012 were 10.9% and 9.2%, respectively.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

Version: 1

13.       LOANS AND BORROWINGS

Outstanding balance of loans and financing

	September 30, 2013			December 31, 2012 (Restated)
Financial institutions	Current	Noncurrent	Total	Current	Noncurrent	Total
DOMESTIC CURRENCY
Banco do Brasil	198,566	-	198,566	380,631	100,306	480,937
10th issue debentures	36,459	238,207	274,666	36,459	252,166	288,625
11th issue debentures	-	-	-	472,500	535,949	1,008,449
12th issue debentures	-	499,442	499,442	-	499,511	499,511
14th issue debentures	14,055	274,332	288,387	-	284,649	284,649
15th issue debentures	-	812,237	812,237	-	791,451	791,451
16th issue debentures	-	499,386	499,386	-	499,457	499,457
17th issue debentures	-	1,018,198	1,018,198	-	-	-
Brazilian Federal Savings Bank	94,044	950,649	1,044,693	116,867	918,756	1,035,623
Brazilian Development Bank - BNDES	-	-	-	4,154	-	4,154
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	85,624	101,933	16,309	97,855	114,164
Brazilian Development Bank - BNDES PAC	8,447	82,909	91,356	8,447	80,244	88,691
Brazilian Development Bank - BNDES PAC II 9751	632	7,168	7,800	-	6,500	6,500
Brazilian Development Bank - BNDES PAC II 9752	-	18,000	18,000	-	13,000	13,000
Brazilian Development Bank - BNDES ONDA LIMPA	19,230	201,623	220,853	19,230	216,026	235,256
Leasing	-	364,847	364,847	-	215,774	215,774
Others	483	2,555	3,038	763	2,923	3,686
Interest rates and charges	91,496	-	91,496	89,567	-	89,567
TOTAL IN DOMESTIC CURRENCY	479,721	5,055,177	5,534,898	1,144,927	4,514,567	5,659,494

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

Version: 1

	September 30, 2013			December 31, 2012 (Restated)
Financial institutions	Current	Noncurrent	Total	Current	Noncurrent	Total
FOREIGN CURRENCY
Inter-American Development Bank – IDB US$457,201 thousand	85,082	927,985	1,013,067	77,967	770,494	848,461
International Bank for Reconstruction and Development -IBRD – US$35,658 thousand	-	79,127	79,127	-	54,492	54,492
Eurobonds – US$140,000 thousand	-	311,849	311,849	-	285,655	285,655
Eurobonds – US$350,000 thousand	-	774,018	774,018	-	708,076	708,076
JICA 15– ¥18,438,880 thousand	26,136	392,058	418,194	27,335	437,371	464,706
JICA 18 – ¥16,578,560 thousand	23,500	352,168	375,668	24,578	392,894	417,472
JICA 17 – ¥414,402 thousand	-	9,105	9,105	-	7,524	7,524
JICA 19 – ¥6,036,325 thousand	-	136,114	136,114	-	1	1
IDB 1983AB – US$178,173 thousand	53,391	341,611	395,002	48,926	361,587	410,513
Interest rates and charges	38,141	-	38,141	18,861	-	18,861
TOTAL IN FOREIGN CURRENCY	226,250	3,324,035	3,550,285	197,667	3,018,094	3,215,761

TOTAL LOANS AND FINANCING	705,971	8,379,212	9,085,183	1,342,594	7,532,661	8,875,255

Quotes on September 30, 2013 - US$1.00 = R$2.2300;  ¥1.00 = R$0.022680 (US$1.00 = R$2.0435;  ¥1.00 = R$0.023720 on December 31, 2012).

On September 30, 2013, the Company did not record balances of loans and financing raised in 2013 to mature within 12 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the financial statements

Version: 1

	GUARANTEES	FINAL MATURITY	ANNUAL INTEREST RATES	ADJUSTMENT FOR INFLATION
DOMESTIC CURRENCY
Banco do Brasil	SÃO PAULO STATE GOVERNMENT AND OWN FUNDS	2014	8.50%	TR
10th issue debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2 )
12th issue debentures	OWN FUNDS	2025
14th issue debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16th issue debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
17th issue debentures	OWN FUNDS	2023	CDI + 0.75% (series 1), 4.5% (series 2), 4.75% (series 3)	IPCA
Brazilian Federal Savings Bank	OWN FUNDS	2013/32	6.8% (weighted)	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP
Brazilian Development Bank- BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP
Others	OWN FUNDS	2018/2025	TJLP + 6% / 12%	TR
FOREIGN CURRENCY
Inter-American Development Bank – IDB US$457,201 thousand	FEDERAL GOVERNMENT	2016/2017/ 2025/2035	1.17% to 3.00% (i)	US$
International Bank for Reconstruction and Development -IBRD – US$35,658 thousand	FEDERAL GOVERNMENT	2034	0.45%	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15– ¥18,438,880 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 18 – ¥16,578,560 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 17 – ¥414,402 thousand	FEDERAL GOVERNMENT	2035	1.2% and 0.01%	Yen
JICA 19 – ¥6,036,325 thousand	FEDERAL GOVERNMENT	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$178,173 thousand	-	2023	2.4% to 2.9%	US$

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

Below, the Company reported the main changes in loans and financing in the period ended September 30, 2013. Other information on loans and financing is presented in Note 13 to the Annual Financial Statements as at December 31, 2012.

(i)         17th issue of Debentures

On January 15, 2013, the Company conducted the 17th issue of non-convertible, registered, book-entry unsecured debentures in three series, with the following characteristics:

Date of Issue: January 15, 2013.

Total Amount: R$1,000,000, number 100,000 debentures, in three series, unit value R$10.

	Amount	Adjustment	Interest rate	Interest payment	Amortization	Maturity

1st Series	424,680	-	DI+ 0.75% p.a.	Half-year (January and July)	Annual (as of January 2016)	January /2018
2nd Series	395,230	IPCA	4.50% p.a.	Annual (January)	Annual (as of January 2019)	January /2020
3rd Series	180,090	IPCA	4.75% p.a.	Annual (January)	Annual (as of January 2021)	January /2023
Total	1,000,000

Early redemption: none

The proceeds resulting from the funding raised by the 17th Issue of Debentures will be exclusively allocated as follows: R$500,000 for settlement of financial commitments maturing in 2013, and up to R$500,000 for early redemption of other Company debts.

(ii)        Redemption of the 11th issue of Debentures

In March 2013, the Company redeemed the total amount of the 11th Issue of Debentures, totaling R$1,060,428.

(iii)        Japan International Cooperation Agency - JICA

In February 2012, the Company signed a loan agreement for the second phase of the Water Loss Reduction Corporate Program (Programa Corporativo de Redução de Perdas de Água), JICA BZ P-19, totaling thirty-three billion, five hundred, eighty-four million Japanese Yen (JPY33,584,000,000), corresponding to R$709,294 on the agreement’s signature date. This contract’s main disbursement took place in March 2013 and, on September 30, 2013 its balance was R$136,114.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

(iv)       Payment schedule of loans and financing

	2013	2014	2015	2016	2017	2018	2019 onwards	TOTAL
BRAZIL
Banco do Brasil	98,231	100,335	-	-	-	-	-	198,566
Brazilian Federal Savings Bank	29,150	81,500	60,620	60,302	63,180	66,750	683,191	1,044,693
Debentures	18,889	79,767	712,668	353,427	355,505	525,539	1,346,521	3,392,316
BNDES Baixada Santista	4,077	16,309	16,309	16,309	16,309	16,309	16,311	101,933
BNDES PAC	2,342	9,370	9,370	9,370	9,370	9,370	42,164	91,356
BNDES PAC II 9751	-	812	1,165	1,192	1,192	1,192	2,247	7,800
BNDES PAC II 9752	-	-	1,125	1,500	1,500	1,500	12,375	18,000
BNDES Onda Limpa	4,808	19,230	19,230	19,230	19,230	19,230	119,895	220,853
Leasing	-	-	-	-	-	-	364,847	364,847
Others	115	497	560	631	711	524	-	3,038
Interest rates and charges	34,004	57,492	-	-	-	-	-	91,496
Domestic currency	191,616	365,312	821,047	461,961	466,997	640,414	2,587,551	5,534,898

ABROAD
IDB	31,081	85,082	85,082	85,082	103,676	47,709	575,355	1,013,067
IBRD	-	-	-	-	-	-	79,127	79,127
Eurobonds	-	-	-	311,849	-	-	774,018	1,085,867
JICA	-	49,637	49,637	49,637	49,891	50,145	690,134	939,081
IDB 1983AB	-	53,391	53,391	53,391	53,391	53,010	128,428	395,002
Interest rates and charges	33,724	4,417	-	-	-	-	-	38,141
Foreign currency	64,805	192,527	188,110	499,959	206,958	150,864	2,247,062	3,550,285
Overall total	256,421	557,839	1,009,157	961,920	673,955	791,278	4,834,613	9,085,183

(v)        Financial Commitments – “Covenants”

Some loans and financing contracts have clauses related to the compliance with certain financial ratios with quarterly or annual substantiations.

17th Issue of Debentures

Ratios are calculated quarterly, upon disclosure of interim or annual financial statements:

Adjusted Total Debt/Ebitda: lower than or equal to 3.65; and

Ebitda/Financial Expenses Paid: equal to or higher than 1.5.

The Issuer’s failure to comply with ratios shall trigger the early maturity of the agreement.

The agreement has a cross-default clause, i.e., the early maturity of any debt which sets forth that in the event of agreement default which may hamper the Issuer to meet its debts relating to the issue, the early maturity of any of the Issuer’s debts shall apply, in the individual or total amount equal to or higher than ninety million reais (R$90,000).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

Other covenants are similar to those reported in Note 13 to the Annual Financial Statements as at December 31, 2012.

On September 30, 2013, the Company had met all the requirements set forth by its loan and financing agreements.

(vi)       Loans and financing contracted but not yet used

In order to implement its investment plan, SABESP has a financing plan.

Funds from financing have specific purposes, which are released for their related investments.

Agent	September 30, 2013
(in millions of reais (*))
Brazilian Federal Savings Bank	1,065
Japan International Cooperation Agency – JICA	756
Inter-American Development Bank – IDB	867
Brazilian Development bank – BNDES	1,883
International Bank for Reconstruction and Development - IBRD	143
Other	51
TOTAL	4,765

(*)Based on closing quote of September 30, 2013. (US$1.00 = R$2.2300; ¥1.00 = R$0.02268).

14.       TAXES AND CONTRIBUTIONS

a)         Current assets

	September 30, 2013	December 31, 2012 (Restated)
Recoverable taxes
Income tax and social contribution	-	100,225
IRRF (withholding income tax) on financial investments	5,950	14,302
Other federal taxes	9,094	3,238
Other municipal taxes	656	656
Total taxes recoverable	15,700	118,421

The decrease in “Recoverable taxes” is mainly due to the fact that the 2012 income tax and social contribution balance was used to settle the amounts of these taxes calculated in 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

b)         Liabilities

	Current
	September 30, 2013	December 31, 2012 (Restated)
Income tax and social contribution	137,749	-
Cofins and Pasep	40,985	46,576
Paes (Special Installment Payment)	-	19,011
INSS (Social Security contribution)	29,791	29,401
IRRF (withholding income tax)	1,479	41,588
Other	21,163	16,134
Total	231,167	152,710

The increase in taxes payable of current liabilities arises mainly from the calculation of income tax and social contribution payable in September 2013, partially reduced by the payment of withholding income tax (IRRF) of interest on equity declared in December 2012 and payment of Paes in the period.

The Company requested for Special Installment Payment (PAES) on July 15, 2003, in accordance with Law 10,684 of May 30, 2003, and included in such request the debts related to COFINS and PASEP involved in a legal proceeding against the application of Law 9,718/98, and consolidated the remaining balance under the Tax Recovery Program (REFIS). The original amount included in PAES was R$316,953, as follows:

Tax	Principal	Fine	Interest	Total

Cofins	132,499	13,250	50,994	196,743
Pasep	5,001	509	2,061	7,571
Refis	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The loan related to Paes was paid-off in 120 months, the last installment was paid on June 28, 2013. The amounts paid from January to June 2013 and in 2012 were R$19,164 and R$37,421, respectively, and financial expenses of R$153 and R$1,147 in the nine-month period ended September 30, 2013 and 2012, respectively, were recorded. There is no outstanding balance on September 30, 2013. There are no restrictions in the assets pledged as collateral in previous REFIS Program, totaling R$249,034, which are still collateralizing the amounts in the PAES program, pursuant to Law 9,532 of December 10, 1997, since tax assets included in said program were extinguished with the payment of the final installment.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

15.       DEFERRED TAXES AND CONTRIBUTIONS

a)         Equity balances

	September 30, 2013	December 31, 2012 (Restated)
Deferred income tax assets (i)
Provisions	500,517	512,107
Pension plan liabilities – G0 (1)	85,271	85,271
Pension plan liabilities – G1	210,392	193,125
Actuarial gain/loss –Plan G1 ( Note 2.1)	9,405	9,405
Donations of underlying assets on concession agreements	43,884	41,312
Allowance for loan losses	170,351	162,670
Others	86,823	97,425
Total deferred tax assets	1,106,643	1,101,315

Deferred tax liabilities
Temporary difference on concession of intangible assets	(606,755)	(650,093)
Capitalization of borrowing costs	(194,395)	(158,298)
Profit on supply to government entities	(81,670)	(77,827)
Others	(82,198)	(69,795)
Total deferred tax liabilities	(965,018)	(956,013)

Deferred tax assets, net	141,625	145,302

(1)    It refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

b)         Changes

Deferred tax assets	December 31, 2012 (Restated)	Recorded in the statement of income	September 30, 2013
Provisions	512,107	(11,590)	500,517
Pension plan liabilities – G0	85,271	-	85,271
Pension plan liabilities - G1	193,125	17,267	210,392
Actuarial gain/loss – G1	9,405	-	9,405
Donations of underlying assets on concession agreements	41,312	2,572	43,884
Allowance for loan losses	162,670	7,681	170,351
Others	97,425	(10,602)	86,823
Total	1,101,315	5,328	1,106,643

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

Deferred tax liabilities	December 31, 2012 (Restated)	Recorded in the statement of income	September 30, 2013
Temporary difference on concession of intangible assets	(650,093)	43,338	(606,755)
Capitalization of borrowing costs	(158,298)	(36,097)	(194,395)
Profit on supply to government entities	(77,827)	(3,843)	(81,670)
Others	(69,795)	(12,403)	(82,198)
Total	(956,013)	(9,005)	(965,018)

Net deferred tax asset	145,302	(3,677)	141,625

Deferred tax assets	December 31, 2011 (Restated)	Recorded in the statement of income	September 30, 2012 (Restated)
Provisions	575,473	(18,522)	556,951
Pension plan liabilities – G0	85,271	-	85,271
Pension plan liabilities - G1	180,018	9,511	189,529
Actuarial gain/loss – G1	35,323	-	35,323
Donations of underlying assets on concession agreements	38,213	(2,188)	36,025
Allowance for loan losses	135,223	19,561	154,784
Others	77,175	23,404	100,579
Total	1,126,696	31,766	1,158,462

Deferred tax liabilities	December 31, 2011 (Restated)	Recorded in the statement of income	September 30, 2012 (Restated)
Temporary difference on concession of intangible assets	(692,210)	31,521	(660,689)
Capitalization of borrowing costs	(101,507)	(28,567)	(130,074)
Profit on supply to government entities	(76,773)	(2,520)	(79,293)
Others	(42,957)	(22,717)	(65,674)
Total	(913,447)	(22,283)	(935,730)

Net deferred tax asset	213,249	9,483	222,732

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

c)         Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	July to September /2013	January to September /2013	July to September /2012 (Restated)	January to September /2012 (Restated)

Profit before income taxes	725,347	1,996,706	552,946	1,616,586
Statutory rate	34%	34%	34%	34%
Expected expense at statutory rate	(246,618)	(678,880)	(188,002)	(549,639)
Permanent differences
Provision of Law 4,819/58 (i)	(8,899)	(27,162)	(8,648)	(26,175)
Donations	(1,578)	(6,455)	(3,104)	(8,130)
Interest on equity	-	27,268	-	97,969
Other differences	6,712	21,357	8,572	15,877
Income tax and social contribution	(250,383)	(663,872)	(191,182)	(470,098)

Current income tax and social contribution	(256,336)	(660,195)	(240,126)	(479,581)
Deferred income tax and social contribution	5,953	(3,677)	48,944	9,483
Effective rate	35%	33%	35%	29%

(i)            Permanent difference related to the provision for actuarial liability.

Transition Tax Regime (RTT)

For the purposes of calculating the income tax and the social contribution on net income for 2009 and 2008, the Company opted to adopt the Transition Tax Regime (RTT), which allow it to eliminate the accounting effects of the Law 11,638/07 and the Provisional Measure 449/08, converted into Law 11,941/2009, through the taxable income journal (LALUR) and auxiliary controls, without any change in the bookkeeping.

The Company has been adopted the same tax practices since 2008, as the RTT became mandatory and shall be effective until the enactment of Law that rules the tax effects of the new accounting methods, seeking the tax neutrality.

16.       PROVISIONS

(a)        Lawsuits deemed as probable loss

(i)         Balances

The Company is party to a number of lawsuits arising from the normal course of business, relating to civil, tax, labor and environmental matters. Management recognized provisions at amounts deemed sufficient to cover probable losses. These provisions, net of escrow deposits, are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

	Provisions	Escrow deposits	September 30, 2013	Provisions	Escrow deposits	December 31, 2012 (Restated)
Customer claims (i)	630,694	(104,635)	526,059	652,663	(131,408)	521,255
Supplier claims (ii)	304,931	(181,664)	123,267	290,593	(175,437)	115,156
Other civil claims (iii)	139,104	(11,797)	127,307	169,513	(4,978)	164,535
Tax claims (iv)	66,357	(1,929)	64,428	71,141	(3,056)	68,085
Labor claims (v)	150,217	(1,591)	148,626	173,227	(1,529)	171,698
Environmental claims (vi)	180,805	-	180,805	149,061	(636)	148,425

Total	1,472,108	(301,616)	1,170,492	1,506,198	(317,044)	1,189,154

Current	610,864	-	610,864	565,083	-	565,083
Noncurrent	861,244	(301,616)	559,628	941,115	(317,044)	624,071

(ii)        Changes

	December 31, 2012 (Restated)	Additional provisions	Interest and inflation adjustment	Amounts used in provision	Unused amounts (reversal)	September 30, 2013
Customer claims (i)	652,663	87,195	84,323	(86,518)	(106,969)	630,694
Supplier claims (ii)	290,593	6,564	17,598	(2,968)	(6,856)	304,931
Other civil claims (iii)	169,513	25,931	20,810	(7,586)	(69,564)	139,104
Tax claims (iv)	71,141	2,277	6,142	(6,310)	(6,893)	66,357
Labor claims (v)	173,227	54,007	15,932	(67,734)	(25,215)	150,217
Environmental claims (vi)	149,061	43,996	8,684	(660)	(20,276)	180,805
Subtotal	1,506,198	219,970	153,489	(171,776)	(235,773)	1,472,108
Escrow deposits	(317,044)	(25,649)	(12,980)	24,319	29,738	(301,616)
Total	1,189,154	194,321	140,509	(147,457)	(206,035)	1,170,492

(b)        Lawsuits deemed as possible loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor matters, which are assessed by Management whose chances of loss are possible and are not recorded. Contingencies, classified as possible loss, represent approximately R$3,124,600 on September  30, 2013 (R$2,796,500 in December 2012).

(c)        Explanation on the nature of main classes of lawsuits

(i)         Customer claims

 Approximately 1,490 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$4,804 increase in the lawsuits classified as probable loss (net of escrow deposits) relates to the filling of new lawsuits and interest, fees and inflation adjustments on amounts involving lawsuits in progress, partially offset by payments made in the year and revisions of expectations caused by favorable decisions to the Company in 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

(ii)        Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of inflation adjustment, withholding of amounts related to the understated inflation rates deriving from the Brazilian Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$8,111 increase in the lawsuits classified as probable loss (net of escrow deposits) mainly relates to interest rates, fees, and adjustments of amounts involving lawsuits in progress.

(iii)        Other civil claims

These refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses. The R$37,228 decrease, for lawsuits with probable chances of loss (net of escrow deposits), was mainly due to the dismissal of several lawsuits and expectation reviews caused by favorable decisions to the Company, during 2013.

(iv)       Tax claims

Tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's Management, accrued when classified as probable loss. The R$3,657 decrease, for lawsuits with probable chances of loss (net of escrow deposits), was mainly due to favorable decisions to the Company.

(v)        Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, job deviation, salary parity, and others. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as probable loss and accordingly, accrued. The R$23,072 decrease in lawsuits with probable chances of loss (net of escrow deposits) mainly refers to payments made in the year, partially offset by the addition in the estimates and adjustments of amounts involving lawsuits in progress.

(vi)       Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply, besides the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$32,380 increase in the lawsuits with probable chances of loss (net of escrow deposits) mainly refers to the addition in the estimates of lawsuits and agreements in progress.

Other information is presented in Note 16 to the Annual Financial Statements as at December 31, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

17.       EMPLOYEE BENEFITS

(a)        Health benefit plan

The health benefit plan is managed by Fundação Sabesp de Seguridade Social - SABESPREV and consists of optional, free choice, health plan sponsored by contributions of SABESP and the active participants, as follows:

.           Company: 7.7% on average gross payroll;

.           Participating employees: 3.21% of base salary and bonus, equivalent to 2.3% average payroll.

(b)        Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities on December 31, 2012	577,169
Effect from the adoption of CPC 33(R1)	27,663
Adjusted pension plan liabilities on December 31, 2012	604,832
Expenses recognized in 2013	64,657
Payments made in 2013	(13,873)
Pension plan liabilities on September 30, 2013 (i)	655,616

Unfunded plan – G0
Pension plan liabilities on December 31, 2012	1,547,161
Effect from the adoption of CPC 33(R1)	440,557
Adjusted pension plan liabilities on December 31, 2012	1,987,718
Expenses recognized in 2013	132,575
Payments made in 2013	(95,609)
Pension plan liabilities on September 30, 2013 (iii)	2,024,684

Total	2,680,300

(i)         Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social – SABESPREV, the defined benefit plan is sponsored by similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         0.53% of the amount of the salary of participation up to 20 salaries; and

•         4.5% of the surplus, if any, of the amount of the salary of participation over 20 salaries.

On September  30, 2013, SABESP had a net actuarial liability of R$655,616 (R$604,832 on December 31, 2012) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners and the fair value of the related assets.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

(ii)        Private pension plan benefits – Defined contribution

On September  30, 2013, Sabesprev Mais plan, based on defined contribution, had 5,078 (active and assisted participants (4,569 in December 2012).

With respect to the Sabesprev Mais Plan, the sponsor’s contributions represent 100% over the total basic contribution from participant.

On September  30, 2013, the commitment to all participants who migrated up to Sabesprev Mais Plan amounted to R$11,706 (R$12,441 in December 2012) referred to active participants.

(iii)        Plan G0

Pursuant to Law 4,819/58, employees who provided services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplementary pension payments, which rights are referred as "Plan G0". The Company pays these supplementary benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of September  30, 2013, the Company recorded a defined benefit obligation for Plan G0 of R$2,024,684 (R$1,987,718 in December 2012).

(c)        Profit sharing

The Company recorded as reference to the 2013 Profit Sharing Program the amount corresponding to one month salary for each employee, depending on the establishment of goals. In the third quarter of 2013, the amount of R$17,569 was accrued (R$15,017 in the third quarter of 2012). From January to September  2013 and 2012, R$51,622 and R$45,050, respectively were accrued.

18.       EQUITY

a)         Authorized capital

The Company is authorized to increase capital by up to R$10,000,000 (R$10,000,000 in December 2012), based on a Board of Directors' resolution, after submission to the Fiscal Council.

b)         Subscribed and paid-in capital

As at September  30, 2013, subscribed and paid-in capital was represented by 683,509,869 non-par, registered book entry common shares (227,836,623 shares in December 2012), held as follows:

There was an increase in the number of shares due to the share split on April 22, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

	September 30, 2013		December 31, 2012 Restated
	Number of shares	%	Number of shares	%
Treasury Department	343,524,258	50.26%	114,508,086	50.26%
Brazil Clearing and Depositary Corporation – CBLC	177,941,506	26.03%	56,036,950	24.59%
The Bank Of New York ADR Department (equivalent in shares) (*)	160,046,002	23.42%	56,663,486	24.87%
Other	1,998,103	0.29%	628,101	0.28%

	683,509,869	100.0%	227,836,623	100.0%

(*)            Each ADR corresponds to 1 share.

The share split for the Company’s common shares was approved at the Extraordinary Shareholders’ Meeting held on April 22, 2013, now each common share represents three (3) common shares at the 1:3 ratio.

The distribution of dividends as interest on equity amounting to R$498,684 was approved at the  Shareholders’ Meeting held on April 22, 2013, less R$35,593 withholding income tax, totaling R$534,277. Payment was made in June 2013.

Other information on equity, such as payment to shareholders, dividends, objective and purpose of reserves, can be found in Note 19 to the Annual Financial Statements as at December 31, 2012.

19.       EARNINGS PER SHARE

(a)        Basic and diluted

Basic earnings per share are calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potential common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal. According to CPC 41, earnings per share after the share split occurred on April 22, 2013 are calculated as follows:

	January to September /2013	January to September /2012 (Restated)

Profit attributable to the Company’s shareholders	1,332,834	1,146,488
Weighted average number of common shares issued	683,509	683,509

Basic and diluted earnings per share (reais per share)	1.94999	1.67736

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

20.       BUSINESS SEGMENT INFORMATION

The Company’s Management, composed of the Board of Directors and the Board of Executive Officers, defined the operating segments used to make strategic decisions, such as water supply and sewage services.

	July to September/2013

	Water	Sewage	Reconciliation to the Financial Statements	Balance as per Financial Statements

Gross revenue from sales and services – from external customers	1,321,891	1,071,379	551,362	2,944,632

Gross sale deductions	(95,151)	(77,122)	-	(172,273)

Net revenue from sales and services – from external customers	1,226,740	994,257	551,362	2,772,359

Costs, selling and administrative expenses	(840,443)	(560,656)	(539,453)	(1,940,552)

Income from operations before other operating expenses, net	386,297	433,601	11,909	831,807

Other operating expenses, net				11,739

Equity in the earning (losses) of joint ventures				1,737

Financial result, net				(119,936)

Income from operations before taxes				725,347

Depreciation and amortization	108,510	99,875	-	208,385

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

	January to September/2013

	Water	Sewage	Reconciliation to the Financial Statements	Balance as per Financial Statements

Gross revenue from sales and services – from external customers	3,880,693	3,138,853	1,703,814	8,723,360

Gross sales deductions	(281,771)	(227,908)	-	(509,679)

Net revenue from sales and services – from external customers	3,598,922	2,910,945	1,703,814	8,213,681

Costs, selling and administrative expenses	(2,602,039)	(1,669,966)	(1,668,644)	(5,940,649)

Income from operations before other operating expenses, net	996,883	1,240,979	35,170	2,273,032

Other operating expenses, net				22,082

Equity in the earnings (losses) of joint ventures				1,476

Financial result, net				(299,884)

Income from operations before taxes				1,996,706

Depreciation and amortization	318,533	281,776	-	600,309

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

	July to September/2012

	Water	Sewage	Reconciliation to the Financial Statements	Balance as per Financial Statements

Gross revenue from sales and services – from external customers	1,252,266	1,010,718	612,233	2,875,217

Gross sales deductions	(90,884)	(73,348)	-	(164,232)

Net revenue from sales and services – from external customers	1,161,382	937,370	612,233	2,710,985

Costs, selling and administrative expenses	(853,461)	(535,989)	(599,177)	(1,988,627)

Income from operations before other operating expenses, net	307,921	401,381	13,056	722,358

Other operating expenses, net				(59,533)

Equity in the earnings (losses) of joint ventures				(586)

Financial result, net				(109,293)

Income from operations before taxes				552,946

Depreciation and amortization	98,567	81,626	-	180,193

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

	January to September/2012

	Water	Sewage	Reconciliation to the Financial Statements	Balance as per Financial Statements

Gross revenue from sales and services – from external customers	3,590,607	2,910,310	1,740,969	8,241,886

Gross sales deductions	(264,104)	(214,066)	-	(478,170)

Net revenue from sales and services – from external customers	3,326,503	2,696,244	1,740,969	7,763,716

Costs, selling and administrative expenses	(2,511,020)	(1,500,086)	(1,704,050)	(5,715,156)

Income from operations before other operating expenses, net	815,483	1,196,158	36,919	2,048,560

Other operating expenses, net				(32,674)

Equity in the earnings (losses) of joint ventures				(3,643)

Financial result, net				(395,657)

Income from operations before taxes				1,616,586

Depreciation and amortization	301,800	241,902	-	543,702

Explanation on the reconciliation items for the Financial Statements: the impacts on gross revenues from sales and services and on costs are as follows:

	July to September /2013	January to September /2013	July to September /2012 (Restated)	January to September /2012 (Restated)

Gross revenue from construction recognized under ICPC 1 (a)	551,362	1,703,814	612,233	1,740,969
Construction costs recognized under ICPC 1 (a)	539,453	1,668,644	599,177	1,704,050

Construction margin	11,909	35,170	13,056	36,919

(a)        Revenue from concession construction contracts is recognized in accordance with CPC 17, Construction Contracts (IAS 11), using the percentage-of-completion method. See Notes 11 (c) and (h).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

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21.       REVENUE

(a)        Reconciliation between gross revenue and net revenue

	July to September /2013	January to September /2013	July to September /2012 (Restated)	January to September /2012 (Restated)
Gross revenue from sales and/or services	2,393,270	7,019,546	2,262,984	6,500,917
Construction revenue	551,362	1,703,814	612,233	1,740,969
Sales tax	(172,273)	(509,679)	(164,232)	(478,170)
Net revenue	2,772,359	8,213,681	2,710,985	7,763,716

(b)        Gross revenue from sales of products and services

	July to September /2013	January to September /2013	July to September /2012 (Restated)	January to September /2012 (Restated)
Metropolitan Region of São Paulo	1,770,410	5,160,205	1,658,420	4,844,058
Regional Systems (i)	622,860	1,859,341	604,564	1,656,859
Total (ii)	2,393,270	7,019,546	2,262,984	6,500,917

(i)         Including the municipalities operated in inland and at the coast of the State of São Paulo.

(ii)        Gross operating revenue from sales and services increased by 5.8% in the third quarter of 2013 over the third quarter of 2012, mainly due to a 2.0% increase in the Company’s total billed volume, and a 5.15% tariff adjustment in 2012, which was effective as of September 2012 and the 2.35% tariff repositioning index applied over tariffs as of April 2013.

22.       OPERATING COSTS AND EXPENSES

Description	July to September/2013	January to September /2013	July to September /2012 (Restated)	January to September /2012 (Restated)
Cost of sales and services:
Salaries and payroll charges	342,010	1,004,619	298,298	893,601
Pension plan liabilities	14,981	44,699	8,801	26,665
Construction costs (Note 11( c))	539,453	1,668,644	599,177	1,704,050
General supplies	46,455	131,588	42,928	120,585
Treatment supplies	63,645	183,661	39,132	135,137
Outsourced services	200,280	569,305	177,444	511,370
Electricity	132,918	409,884	144,507	441,478
General expenses	105,103	327,750	107,407	297,616
Depreciation and amortization	197,351	570,857	174,654	526,055
	1,642,196	4,911,007	1,592,348	4,656,557
Selling expenses:
Salaries and payroll charges	54,221	160,343	48,373	145,452
Pension plan liabilities	2,001	6,551	1,496	4,391
General supplies	1,506	5,468	2,183	6,105
Outsourced services	62,535	150,827	45,475	162,347
Electricity	118	425	147	474
General expenses	20,320	61,546	18,392	57,868
Depreciation and amortization	2,878	8,186	2,214	5,546
Allowance for doubtful accounts, net of recoveries (Note 7(c))	27,685	83,924	70,612	145,999
	171,264	477,270	188,892	528,182
General and administrative expenses:
Salaries and payroll charges	44,113	131,463	41,935	122,742
Pension plan liabilities	31,752	95,183	27,802	83,787
General supplies	815	5,381	968	3,077
Outsourced services	22,193	88,746	38,597	105,338
Electricity	101	629	203	863
General expenses	8,647	146,535	83,897	145,736
Depreciation and amortization	8,156	21,266	3,325	12,101
Tax expenses	11,315	63,169	10,660	56,773
	127,092	552,372	207,387	530,417
Cost, selling and administrative expenses:
Salaries and payroll charges	440,344	1,296,425	388,606	1,161,795
Pension plan liabilities	48,734	146,433	38,099	114,843
Construction costs (Note 11 (c))	539,453	1,668,644	599,177	1,704,050
General supplies	48,776	142,437	46,079	129,767
Treatment supplies	63,645	183,661	39,132	135,137
Outsourced services	285,008	808,878	261,516	779,055
Electricity	133,137	410,938	144,857	442,815
General expenses	134,070	535,831	209,696	501,220
Depreciation and amortization	208,385	600,309	180,193	543,702
Tax expenses	11,315	63,169	10,660	56,773
Allowance for doubtful accounts, net of recoveries (Note 7(c))	27,685	83,924	70,612	145,999
	1,940,552	5,940,649	1,988,627	5,715,156

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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23.       FINANCIAL EXPENSES AND INCOME

Description	July to September/2013	January to September/2013	July to September /2012 (Restated)	January to September /2012 (Restated)
Financial expenses:
Interest and charges on loans and financing – local currency	(62,961)	(210,390)	(75,012)	(227,145)
Interest and charges on loans and financing – foreign currency	(18,700)	(59,206)	(22,529)	(68,276)
Other financial expenses	(11,580)	(44,459)	(8,012)	(27,120)
Income tax over foreign remittance	(2,641)	(7,058)	(2,404)	(8,162)
Monetary variation on loans and financing (i)	(8,517)	(49,064)	(6,557)	(24,025)
Monetary variation on Sabesprev Mais deficit (ii)	(216)	(1,021)	(347)	(1,154)
Other monetary variations (iii)	(1,690)	(6,051)	255	(2,917)
Interest and monetary variations on provisions	(1,982)	(33,562)	(39,844)	(117,960)
Total financial expenses	(108,287)	(410,811)	(154,450)	(476,759)

Financial income:
Foreign exchange gains (iv)	15,363	64,344	13,727	34,814
Income on short-term investments	37,073	107,336	34,500	134,417
Interest and other income	22,531	97,729	20,055	57,518
Total financial income	74,967	269,409	68,282	226,749

Financial, net before foreign exchange variations	(33,320)	(141,402)	(86,168)	(250,010)

Net foreign exchange gains (losses):
Foreign exchange variation on loans and financing	(86,648)	(158,712)	(23,060)	(145,502)
Other foreign exchange variations	16	(1)	(15)	(40)
Foreign exchange gains	16	231	(50)	(105)
Foreign exchange variations, net	(86,616)	(158,482)	(23,125)	(145,647)

Financial, net	(119,936)	(299,884)	(109,293)	(395,657)

(i)         This variation mainly derives from the increase in inventories of IPCA-indexed debt, due to the funding referring to the 17th issue of debentures in February 2013.

(ii)        This inflation adjustment derives from the change in the National Consumer Price Index (INPC) rate of 0.3% in the third quarter of 2013 (1.5% in the third quarter of 2012), which is used to adjust the balance of SABESP’s commitment in relation to the deficit of the Sabesprev Mais pension plan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

(iii)        Other expenses related to monetary variation mainly arises from the adjustment of liabilities referring to investment commitments required by the public-private partnerships and mainly from program contracts indexed to the IPC and IPCA of 0.3% and 0.6% in the third quarter of 2013, respectively (1.0% and 1.4% in the third quarter of 2012, respectively).

(iv)       These inflation adjustment mainly arise from installment payment agreements with clients, which are indexed by IPCA (0.6% in the third quarter of 2013 and 1.4% in the third quarter of 2012) or IPC (Consumer Price Index, 0.3% in the third quarter of 2013 and 1.0% in the third quarter of 2012), depending on the contract date, and judicial deposits, which are adjusted by the index defined by the Judiciary Branch, which varied 0.3% in the third quarter of 2013 (1.1% in the third quarter of 2012).

24.       OTHER OPERATING INCOME (EXPENSES), NET

	July to September/2013	January to September/2013	July to September /2012 (Restated)	January to September /2012 (Restated)
Other operating income, net	16,531	40,749	14,528	48,009
Other operating expenses	(4,792)	(18,667)	(74,061)	(80,683)
Other operating income (expenses), net	11,739	22,082	(59,533)	(32,674)

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, and losses on property, plant and equipment.

The decrease in other operating expenses derives from the recording of provision for intangible assets inventory losses and provision for intangible assets impairment in September 2012, totaling R$70,214.

25.       COMMITMENTS

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The addition in relation to the previous quarter derives from contractual obligations referring to the Sistema Produtor São Lourenço S/A, as per Note 11 (k).

Below, main committed amounts as of September 30, 2013:

	October to December 2013	2014 - 2015	2016-2017	2018 onwards	Total
Contractual obligations - Expenses	317,894	1,498,426	160,321	4,910,620	6,887,261
Contractual obligations - Investments	612,193	1,876,142	313,921	2,214,452	5,016,708
Total	930,087	3,374,568	474,242	7,125,072	11,903,969

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

26.       ADDITIONAL INFORMATION ON CASH FLOWS

Non-cash investing and financing transactions:

	January to September/2013	January to September /2012 Restated

Interest capitalized in the period	163,975	225,270
Variation in payables to contractors	(38,040)	39,227
Liabilities referring to program contract commitments recorded with a corresponding entry to intangible assets	36,779	92,074
Leasing	149,074	96,165
Construction margin recorded in intangible assets	35,170	36,919
Other additions to intangible assets	-	29,868
	346,958	519,523

27.       EVENTS AFTER THE REPORTING PERIOD

  Debentures - BNDES

On October 15, 2013, the Company launched the placement of 100 debentures by means of the exclusive subscription by BNDES (Brazilian Development Bank). These debentures were distributed in three series, not convertible into shares, at the face value of R$2,753, totaling R$275,370. BNDES will subscribe the 1st and the 2nd series, totaling 58 debentures of the 100 debentures estimated in November 2013 and the 3rd series of 42 debentures should be subscribed in 2015. Funds will reimburse investments in works at water supply and sewage collection systems, comprising the following projects: ETA Rio Grande, north coast, Paraíba valley and Mantiqueira, Piracicaba Basin - Capivari - Jundiaí (PCJ), besides supporting part of SABESP’s Loss Reduction Program. The 1st and the 3rd series have a total maturity of 132 months, 36-month grace period and will be yielded by TJLP (long-term interest rates) + 1.92% p.a. The 2nd series has a total maturity of 133 months, 37-month grace period and will be yielded by the rate of 8.255882% p.a. + IPCA.

  Tariff revision – ARSESP

Arsesp – Sanitation and Energy Regulatory Agency of the State of São Paulo, through its Resolution 434 of October 31, 2013, published a schedule to conclude the technical works and to conduct a consultation and public hearing process in order to define the definitive Maximum Price and X Factor, and the following stages below:

i) Stage D1 – SABESP submits the restated Assets Basis (12/5/2013);

ii) Stage D2 – ARSESP releases the proposals for the definitive Maximum Initial Price (P0) and the Efficiency Factor (X Factor), and the opening of Public Consultation and call for the Public Hearing (1/10/2014);

iii) Stage D3 – Public hearing is held and Public Consultation ends (2/5/2014);

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

iv) Stage D4 – Publication of results referring to the definitive Maximum Initial Price (P0) and the Efficiency Factor (X Factor) of the substantiated report on Public Consultation  contributions (3/10/2014); and

v) Stage D5 – Publication of the schedule to define and implement SABESP’s new tariff structure (3/10/2014).

  Tariff adjustment

On October 31, 2013, ARSESP - Sanitation and Energy Regulatory Agency of the State of São Paulo, in its Resolution 435/2013, authorized the annual adjustment of 3.1451% to be applied on a straight-line basis to all water and sewage consumer categories as of December 11, 2013, except for Lins, Magda, Glicério and Torrinha, which have different rules.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Financial Statements

Version: 1

Comments of the Company’s projections trend

The projections presented in the reference form are annual and not on a quarterly basis. Therefore, the quarterly comparison between the information disclosed in the reference form with quarterly results shall not apply.

The projections monitoring occurs on an annual basis and are disclosed in the reference form.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Projection Trend

Version: 1

1.       CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 9/30/2013
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,258	50.3%	343,524,258	50.3%
Management
Board of Directors	1,518	0	1,518	0
Executive Officers

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,525,776	50.3%	343,525,776	50.3%

Outstanding shares	339,984,093	49.7%	339,984,093	49.7%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Other Information Deemed as Relevant by the Company

1

2.       CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 9/30/2012
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,258	50.3%	343,524,258	50.3%
Management
Board of Directors	6,027	0	6,027	0
Executive Officers	1,809	0	1,809	0

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,532,094	50.3%	343,532,094	50.3%

Outstanding shares	339,977,775	49.7%	339,977,775	49.7%

Note: September 30, 2012 figures were adjusted, including the split of one share for three shares, occurred in April 2013, to facilitate comparison.

3.         SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as at 9/30/2013 (shares)
	Common shares		Total
Shareholder	Number of shares	%	Shareholder	Number of shares
Treasury Department	343,524,258	50.3	343,524,258	50.3

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Other Information Deemed as Relevant by the Company

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(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2013, which comprises the balance sheet as of September 30, 2013 and the related statements of income and other comprehensive income for the three and nine-month periods then ended and changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Reports and Statements / Unqualified Report on Special Review

Version: 1

Emphasis of matter

Restatement of corresponding amounts

As mentioned in Note 2, as a result of the change in the accounting policy relating to employee benefits, in compliance with CPC 33 (R1) and IAS 19(R) – Employee Benefits, and the change in the accounting policy relating to the recording of jointly-owned businesses, in accordance with CPC 19 (R2) and IFRS 11 - Joint Arrangements, the corresponding amounts recorded in the statement of financial position for the year ended December 31, 2012 and the corresponding interim accounting information recorded in the statements of income and comprehensive income for the three and nine-month periods ended September 30, 2012 and changes in equity, cash flows and value added (supplemental information) for the nine-month period ended September 30, 2012, presented for comparison purposes, were adjusted and are being restated as set forth in CPC 23 and IAS 8 - Accounting Policies, Changes in Estimates and Correction of Error and CPC 26 (R1) and IAS 1 - Presentation of Financial Statements. Our opinion is not modified with respect to this matter.

Other matters

Statements of value added

We have also reviewed the statements of value added (DVA) for the nine-month period ended September 30, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which does not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 14, 2013

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 6, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.